UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of May 9, 2005

Commission File Number 333-98141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities exchange Act of 1934.

Yes ☐ No ☑

BURNS, PHILP & COMPANY LIMITED

UNAUDITED INTERIM CONSOLIDATED FINANCIAL INFORMATION
AS OF AND FOR EACH OF THE THREE MONTH AND NINE MONTH
PERIODS ENDED MARCH 31, 2005

TABLE OF CONTENTS

Page No.
PART I – FINANCIAL INFORMATION

Introduction	3

Unaudited Interim Consolidated Statements of Financial Performance for each of the three month periods ended March 31, 2005 and 2004 and each of the nine month periods ended March 31,
2005 and 2004	4

Unaudited Interim Consolidated Statements of Financial Position as of March 31, 2005 and June
30, 2004	5

Unaudited Interim Consolidated Statements of Cash Flows for each of the nine month periods
ended March 31, 2005 and 2004	6-7

Notes to the Unaudited Interim Consolidated Financial Statements	8-34

Management’s Discussion and Analysis of Results of Operations and Financial Condition	35-42

Quantitative and Qualitative Disclosures about Market Risks	43-44

PART 1 – FINANCIAL INFORMATION

INTRODUCTION

This information is being provided under the terms of the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors and The Bank of New York as Trustee dated June 21, 2002; the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (US) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated February 20, 2003; and the terms of the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (US) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors and Wells Fargo Bank, National Association as Trustee dated June 16, 2003. It contains three monthly and nine monthly financial information for Burns, Philp & Company Limited and its controlled entities for the three months and nine months ended March 31, 2005.

It is recommended that this interim financial report be read in conjunction with the June 30, 2004 Annual Report of Burns, Philp & Company Limited and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine month period, made in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001 and the Australian Stock Exchange Listing Rules. The Annual Report is available on our website “www.burnsphilp.com”.

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company or Burns Philp) being the parent entity, and its controlled entities (the consolidated entity or the Group).

The Group sold its Herbs and Spices business on September 3, 2004 and sold its Yeast and Bakery Ingredients group on September 30, 2004. Because these businesses were sold during the first fiscal quarter of 2005, consolidated financial information for the three month period ended March 31, 2005 is not directly comparable to the information in the prior corresponding three month period. The interim consolidated statement of financial performance and statement of cash flows for the nine month period ended March 31, 2005, include the results of these businesses up to the dates of disposal, whereas the statements for the prior corresponding nine month period include the results of these businesses for the full period.

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the Directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE

			Three months ended		Nine months ended
			March 31,		March 31,
	Note		2005	2004	2005	2004
			(A$ million, except earnings per share amounts)
Revenue from sale of goods	2		523.5	782.9	1,969.5	2,521.9
Cost of goods sold			(317.7)	(489.8)	(1,202.7)	(1,573.2)

Gross profit			205.8	293.1	766.8	948.7
Other revenues from ordinary activities	2		1.1	4.6	8.4	24.6
Other revenues from ordinary activities – individually significant items	2, 3	(b)	15.4	6.1	1,996.0	105.6
Share of net profits of associates accounted for using the equity method	9		0.4	3.2	3.7	9.6
Selling, marketing and distribution expenses			(106.6)	(148.1)	(386.8)	(486.6)
General and administrative expenses
Individually significant items	3	(b)	13.9	(2.0)	(1,166.5)	(15.9)
Other			(56.9)	(74.8)	(203.6)	(251.4)
Net interest expense:
Borrowing costs			(42.0)	(67.6)	(140.2)	(212.3)
Interest revenue	2		3.0	0.7	6.8	3.9

Profit from ordinary activities before related income tax (expense)	3	(a)	34.1	15.2	884.6	126.2
Income tax (expense) relating to ordinary activities:
Before individually significant income tax item	6		(3.9)	(10.4)	(19.1)	(32.9)
Individually significant income tax (expense) item	6		(0.4)	—	(46.9)	—

Profit from ordinary activities after related income tax (expense)			29.8	4.8	818.6	93.3
Profit attributable to outside equity interests			(0.6)	(1.2)	(2.9)	(3.4)

Net profit attributable to Burns, Philp & Company Limited shareholders			29.2	3.6	815.7	89.9

Non-owner transaction changes in equity
Net exchange difference relating to self-sustaining foreign operations			(2.5)	0.3	(6.1)	(19.5)

Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognised directly in equity			(2.5)	0.3	(6.1)	(19.5)

Total changes in equity attributable to Burns, Philp & Company Limited shareholders other than those resulting from transactions with shareholders as owners	17		26.7	3.9	809.6	70.4

Earnings/(loss) per share — basic (cents)
Continuing operations	19		0.7	(1.3)	1.8	(1.5)
Discontinued operations	19		0.5	1.2	37.7	5.3

Basic earnings per share			1.2	(0.1)	39.5	3.8

Earnings/(loss) per share — diluted (cents)
Continuing operations	19		0.6	(0.8)	1.7	(0.6)
Discontinued operations	19		0.4	0.9	27.1	3.8

Diluted earnings per share			1.0	0.1	28.8	3.2

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of	As of
		March 31,	June 30,
	Note	2005	2004
	(A$ million)
Current assets
Cash assets		341.7	178.5
Receivables	7	269.1	332.5
Inventories	8	163.6	277.4
Other assets		12.2	35.4

Total current assets		786.6	823.8

Non-current assets
Receivables		2.3	6.0
Investments accounted for using the equity method	9	7.9	57.3
Other financial assets		—	5.3
Property, plant and equipment	10	560.5	1,026.5
Intangible assets	11	1,792.4	2,250.0
Deferred tax assets		18.3	69.9
Deferred borrowing costs		48.9	115.6
Other assets		1.1	46.4

Total non-current assets		2,431.4	3,577.0

Total assets		3,218.0	4,400.8

Current liabilities
Payables		216.9	407.3
Interest bearing liabilities	12	4.3	171.4
Current tax liabilities		14.3	10.1
Provisions	13	119.1	146.6

Total current liabilities		354.6	735.4

Non-current liabilities
Payables		—	4.7
Interest bearing liabilities	12	1,109.3	2,641.9
Deferred tax liabilities		11.4	26.5
Provisions	13	74.4	102.5

Total non-current liabilities		1,195.1	2,775.6

Total liabilities		1,549.7	3,511.0

Net assets		1,668.3	889.8

Equity
Contributed equity	14	1,114.1	1,114.1
Reserves	15	(9.2)	(247.8)
Retained profits/(accumulated losses)	16	553.8	(3.8)

Equity attributable to Burns, Philp & Company Limited shareholders		1,658.7	862.5
Outside equity interests		9.6	27.3

Total equity	17	1,668.3	889.8

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended
	March 31,
	2005	2004
	(A$ million)
Cash flows from operating activities
Cash receipts in the course of operations	2,048.1	2,633.8
Cash payments in the course of operations	(1,792.0)	(2,256.6)
Dividends received from associates	1.4	4.8
Interest and other items of similar nature received	6.4	5.5
Borrowing costs paid	(166.9)	(197.3)
Income taxes paid	(11.0)	(40.6)
Business restructuring costs paid	(17.6)	(82.7)

Net cash provided by operating activities	68.4	66.9

Cash flows from investing activities
Payment for property, plant and equipment	(40.9)	(61.1)
Payment for purchase of other financial assets	—	(0.7)
Payment for businesses, net of cash acquired (c)	(0.7)	(37.4)
Proceeds from disposal of businesses, net of costs and cash disposed of (c)	1,755.6	—
Proceeds from disposal of property, plant and equipment	2.5	20.3
Proceeds from disposal of other financial assets	8.1	—
Proceeds from recovery of vendor finance loan	—	30.0
Other	—	0.1

Net cash provided by/(used in) investing activities (a)	1,724.6	(48.8)

Cash flows from financing activities
Proceeds from issue of ordinary shares on exercise of options	—	50.2
Repayment of borrowings	(1,574.8)	(122.5)
Drawdown of borrowings	3.8	16.0
Refinancing costs paid	—	(12.6)
Debt issue costs paid	—	(8.7)
Dividends paid – converting preference shares	(13.4)	(13.5)
Dividends paid – outside equity interests	(0.7)	(2.0)

Net cash used in financing activities (a)	(1,585.1)	(93.1)

Net increase/(decrease) in cash held	207.9	(75.0)
Cash at beginning of period	170.1	178.0
Effects of exchange rate changes on cash (including cash at beginning of period and cash transactions during the period)	(39.6)	(16.2)

Cash at end of period (b)	338.4	86.8

(a) Non-cash financing and investing activities

There were no significant non-cash financing and investing activities during the current or prior corresponding nine months.

		March 31,	March 31,
		2005	2004
		(A$ million)
(b)	Reconciliation of cash
	Cash assets	341.7	92.0
	Bank overdrafts	(3.3)	(5.2)

	Cash as per statements of cash flows	338.4	86.8

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended		Nine months ended
	March 31, 2005		March 31, 2004
	Acquisitions	Disposals	Acquisitions	Disposals
		(A$ million)
(c) Acquisitions and disposals of businesses
Business disposals
Net proceeds received:
Sale proceeds received	—	1,892.8	—	—
Transaction and other costs paid	—	(50.8)	—	—

	—	1,842.0	—	—
Net proceeds receivable:
Net sale proceeds receivable	—	68.2	—	—
Transaction and other costs payable	—	(3.4)	—	—
Non-cash items:
- deferred borrowing costs written off	—	(57.3)	—	—
- provision for loss on cross-currency swaps	—	(4.1)	—	—
Business acquisitions
Cash payment	(0.7)	—	(37.4)	—

	(0.7)	1,845.4	(37.4)	—

Net assets acquired/ disposed of:
Investments in associates	—	50.6	—	—
Property, plant and equipment	(0.3)	426.2	—	—
Goodwill	(0.3)	129.6	(11.4)	—
Identifiable intangible assets	—	261.9	—	—
Deferred tax assets	—	5.3	—	—
Trade debtors	—	136.5	—	—
Inventories	(0.1)	117.7	—	—
Cash	—	90.8	—	—
Other current and non-current assets	—	50.0	—	—
Trade creditors	—	(70.3)	—	—
Other payables	—	(49.9)	(26.0)	—
Bank overdraft	—	(4.4)	—	—
Other interest bearing liabilities	—	(4.2)	—	—
Current and deferred tax liabilities	—	(23.0)	—	—
Provisions	—	(40.1)	—	—

	(0.7)	1,076.7	(37.4)	—
Outside equity interests	—	(18.7)	—	—
Profit on disposal of businesses before income tax	—	785.4	—	—
Foreign currency exchange loss on net proceeds receivable(i)	—	2.0	—	—

	(0.7)	1,845.4	(37.4)	—

Inflow/(outflow) of cash:
Cash proceeds/(payment)	(0.7)	1,842.0	(37.4)	—
Net cash (disposed of)	—	(86.4)	—	—

	(0.7)	1,755.6	(37.4)	—

(i)	This foreign currency exchange loss arises from the difference in exchange rates on the date the proceeds receivable were recognised as revenue and the exchange rate at the end of the reporting period. This loss is included in the net unrealised foreign currency exchange gain disclosed in note 3(b).

The accompanying notes form an integral part of the unaudited interim consolidated financial statements.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 1. Significant Accounting Policies

The significant policies, which have been applied in the preparation of these interim financial statements, are:

(a)	Basis of preparation

The unaudited interim consolidated financial report is a general purpose financial report which has been prepared in accordance with the Australian Corporations Act 2001, Australian Accounting Standard AASB1029 “Interim Financial Reporting”, other authoritative announcements of the Australian Accounting Standards Board and consensus views issued by the Urgent Issues Group, a committee of the Australian Accounting Standards Board. The unaudited interim consolidated financial report does not include full note disclosures of the type normally included in an annual report. It is recommended that this interim financial report be read in conjunction with the June 30, 2004 Annual Report and any public announcements by Burns, Philp & Company Limited and its controlled entities during the nine months ended March 31, 2005, made in accordance with continuous disclosure obligations arising under the Australian Corporations Act 2001 and the Australian Stock Exchange Listing Rules.

This unaudited interim consolidated financial report has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values.

The unaudited interim consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company or Burns Philp), being the parent entity, and its controlled entities (the consolidated entity or the Group).

The information furnished herein reflects all adjustments (including normal recurring accruals and adjustments), which are, in the opinion of the Directors, necessary to fairly state the operating results for the respective periods. However, these operating results are not necessarily indicative of the results expected for the full fiscal year.

The accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with those applied in the June 30, 2004 audited consolidated financial statements.

The carrying amounts of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of each reporting period. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(b)	Principles of consolidation

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases. Outside equity interests in the equity and results of the entities that are controlled by the Group are shown as separate items in the unaudited interim consolidated financial statements.

During the current nine month period, the Group disposed of its Herbs and Spices business on September 3, 2004 and its Yeast and Bakery Ingredients group on September 30, 2004. The consolidated financial statements include the results of the entities that comprised these businesses up to the dates of disposal.

(c)	Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange prevailing on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the period. On consolidation, exchange differences arising on the translation of financial statements of self-sustaining overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Upon disposal of overseas controlled entities, the cumulative foreign currency translation reserve associated with these entities is transferred to retained profits.

Foreign currency exchange gains or losses arising on the translation of current account balances, unhedged foreign currency borrowings and derivative financial instruments are reflected in the consolidated result.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 1. Significant Accounting Policies (Continued)

(d)	Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

During the year ended June 30, 2004, the Australian consolidated tax group notified the Australian Taxation Office of the implementation date for Australian tax consolidation and consequently the consolidated entity applied UIG 52 “Income Tax Accounting Under the Tax Consolidation System” in the year ended June 30, 2004. The implementation date for the Australian consolidated tax group was June 12, 2003. The head entity in the Australian consolidated tax group, Burns Philp, recognises all of the current and deferred tax assets and liabilities of the Australian consolidated tax group. All wholly owned subsidiaries in the Australian consolidated tax group have entered into a tax sharing agreement with Burns Philp.

In addition to the tax sharing agreement, the Australian consolidated tax group has entered into a tax funding agreement to recharge the tax balances to members of the Australian consolidated tax group on a stand-alone basis. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense/benefit.

As a result of significant unrecognised Australian tax losses carried forward, for which recovery is not virtually certain, no additional tax assets or liabilities have been recognised on formation of the Australian consolidated tax group.

Withholding tax is provided on overseas earnings when remitted. No provision is made for earnings anticipated to be retained by overseas controlled entities to finance ongoing operations.

(e)	Revenue recognition

Sale of goods

Revenue from the sale of goods is recognised (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

(f)	Intangible assets

Goodwill

Goodwill is amortised on a straight line basis over the period of expected benefit, estimated not to exceed 20 years. In the three and nine months ended March 31, 2005 and 2004, goodwill has been amortised at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed regularly by the Directors to ensure it is not in excess of its recoverable amount.

Identifiable intangible assets

Identifiable intangible assets are amortised on a straight line basis over the period of expected benefit, estimated not to exceed 40 years. In the three and nine months ended March 31, 2005 and 2004, identifiable intangible assets have been amortised at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed regularly by the Directors to ensure it is not in excess of its recoverable amount.

(g)	Comparative figures

Comparative figures have been adjusted where necessary to reflect the presentation adopted as of March 31, 2005.

During the current nine month period, the Group disposed of its Herbs and Spices business and its Yeast and Bakery Ingredients group. Consequently, the current period financial statements are not directly comparable to prior periods.

(h)	Impact of adopting AASB equivalents to International Financial Reporting Standards

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements in Australia (Australian GAAP).

For annual reporting periods beginning on or after July 1, 2005, the consolidated entity must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board.

The differences between Australian GAAP and Australian equivalents to International Financial Reporting Standards (AIFRS) identified to date as potentially having a significant impact on the consolidated entity’s financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all differences between current Australian GAAP and AIFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 1. Significant Accounting Policies (Continued)

(h)	Impact of adopting AASB equivalents to IFRS (continued)

The consolidated entity is in the process of assessing and quantifying the effects of adoption of AIFRS. Accounting policies and the transitional elections available under AASB 1 “First Time Adoption of Australian Equivalents to International Financial Reporting Standards” are being considered.

Any assessments made in respect of the transition to AIFRS may require adjustment before inclusion in the first complete annual and interim financial report prepared in accordance with AIFRS due to new or revised standards or interpretations, changes in the operations of the business, or additional guidance on the application of AIFRS in a particular industry or to a particular transaction.

The key potential implications on the continuing operations of the consolidated entity of conversion to AIFRS, identified to date, are summarised below.

Differences identified	Potential nature of impact
Income Tax

Accounting treatment changes from income statement liability approach to a balance sheet approach.	In relation to controlled entities, additional deferred tax balances may be recognised relating to fair value adjustments and deferred tax balances recognised on acquisition but not in the individual entity. Also, undistributed profits and movements in reserves may result in additional deferred tax balances depending on whether the timing of the distribution is controllable.

Additional deferred tax assets may be recognised as a result of the change in recognition criteria to ‘probable’ rather than ‘virtually certain’ or ‘beyond reasonable doubt’.

Intangibles

Intangible assets with indefinite useful lives will not be amortised, but will be subject to an annual impairment test.	Where intangible assets are assessed as having indefinite useful lives, the Group will not incur amortisation expenses on intangible assets, but write-downs may be required due to regular (at least annual) impairment tests.

Goodwill is not amortised but tested annually for impairment.	The Group will no longer incur amortisation expenses on goodwill, but write-downs may be required due to regular (at least annual) impairment tests.

Foreign currency

Foreign currency translation reserve may be reset to nil on transition.	On transition, an election is available to transfer the balance of the foreign currency translation reserve to retained earnings.

Exchange rate differences in relation to foreign operations, which are recognised directly in equity, are released through the income statement when the foreign entity is disposed.	Profit or loss recognised on disposal of a foreign operation will be affected by the transfer of the associated foreign currency translation reserve balance to net income.

Financial instruments

Recognition of hedge instruments at fair value.	More stringent requirements will apply to hedge accounting, which may change the accounting for our current hedging practices. Any ineffective portion of hedges will be recognised in the income statement, increasing volatility of our reported profit.

Impairment

Discounting is required in assessing recoverable amount.	The recoverable use test under AIFRS is more rigorous and prescriptive and will require the determination of recoverable amount to be the higher of its “value in use” or its fair value less costs to sell. Value in use adopts a discounted cash flow methodology but has more prescriptive requirements governing the calculation of impairment.

Impairment testing is required to be performed at an asset or cash generating unit level.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 1. Significant Accounting Policies (Continued)

(h)	Impact of adopting AASB equivalents to IFRS (continued)

Differences identified	Potential nature of impact

Business combinations

Fair value of identifiable assets and liabilities.	In accounting for business combinations, the identifiable assets, liabilities and contingent liabilities of the acquiree are recognised at their fair value. Additional deferred tax assets and liabilities may arise as part of allocating the cost of a business combination due to differences between the fair value allocated on acquisition and the underlying tax cost base. This may give rise to additional goodwill on acquisition.

Restructuring provisions are only recognised as part of allocating the cost of a business combination where the acquiree has, at acquisition date, an existing liability for restructure recognised in accordance with AASB 137. Otherwise, restructuring provisions are recognised by the acquirer through its income statement.

Goodwill and fair value adjustments recognised on acquisition are treated as assets of the acquired entity and are therefore translated at the spot rate at each reporting date. This may impact the consolidated goodwill balance and reserves.

An election is available in AASB 1 to restate the acquisition accounting under AIFRS for business combinations that occurred prior to the transition date. Entities can choose to restate all prior business combinations, only those after a certain date, or none.

Disclosures

The primary statements include a statement of changes in equity.	Certain items, which are recognised directly in equity, will be disclosed in the new statement of changes in equity.

Deferred borrowing costs.	Interest bearing liabilities may be presented net of deferred borrowing costs.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004
		(A$ million)
Note 2. Revenue From Ordinary Activities
Operating activities
Sale of goods revenue	523.5	782.9	1,969.5	2,521.9
Other revenues
Proceeds from disposal of non-current assets	0.2	2.8	3.3	20.7
Other	0.9	1.8	5.1	3.9

Total other revenue from operating activities	1.1	4.6	8.4	24.6

Interest revenue	3.0	0.7	6.8	3.9
Outside operating activities
Other revenues – individually significant items
Proceeds from disposal of businesses	4.6	—	1,959.0	—
Proceeds from disposal of investments	7.3	—	7.3	—
Proceeds received on recovery of vendor finance loan	—	—	—	30.0
Unrealised foreign currency exchange gain	3.5	6.1	29.7	75.6

Total other revenues – individually significant items	15.4	6.1	1,996.0	105.6

Total revenue from ordinary activities	543.0	794.3	3,980.7	2,656.0

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004
		(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax

(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):
Net (loss)/gain on disposal of property, plant and equipment	(0.4)	0.1	(0.3)	0.4
Net gain on disposal of other financial assets*	3.3	—	3.3	—
Net gain on disposal of businesses*	11.4	—	785.4	—
Unrealised foreign currency exchange gain*	3.5	6.1	29.7	75.6
Recovery of vendor finance loan*	—	—	—	30.0
Reversal of excess provisions *	11.1	—	11.1	—
Provisions for restructuring of new businesses*	—	(2.0)	—	(15.9)

Depreciation and amortisation:
Property, plant and equipment	(17.6)	(26.5)	(66.0)	(84.5)
Goodwill	(13.9)	(18.4)	(50.6)	(54.1)
Identifiable intangible assets	(5.2)	(5.8)	(14.5)	(17.8)
Prepaid slotting allowances	—	(4.1)	(2.3)	(16.6)

Total depreciation and amortisation	(36.7)	(54.8)	(133.4)	(173.0)

*	These amounts have been included in individually significant items (refer to note 3(b)).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004
		(A$ million)
Note 3. Profit From Ordinary Activities Before Income Tax (Continued)

(b) Individually significant items
Included in other revenue from ordinary activities	15.4	6.1	1,996.0	105.6
Included in general and administrative expenses	13.9	(2.0)	(1,166.5)	(15.9)

Total individually significant items	29.3	4.1	829.5	89.7

Consisting of:
(i) Gain on sale of Yeast and Bakery Ingredients group and Herbs and Spices business
Sale proceeds	4.6	—	1,959.0	—
Costs associated with the sale	6.1	—	(115.6)	—
Carrying amount of net assets sold	0.7	—	(1,058.0)	—

	11.4	—	785.4	—
(ii) Unrealised foreign currency exchange gain	3.5	6.1	29.7	75.6
(iii) Reversal of excess provisions	11.1	—	11.1	—
(iv) Gain on sale of investments	3.3	—	3.3	—
(v) Business restructuring costs	—	(2.0)	—	(15.9)
(vi) Recovery of vendor finance loan	—	—	—	30.0

	29.3	4.1	829.5	89.7

(i)	On September 3, 2004, we completed the sale of our Herbs and Spices business to Associated British Foods, plc (ABF). On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients group to ABF. Refer to notes 18 and 20 for further details regarding these transactions.

The net gain on sale of these businesses before tax recorded during the nine months ended March 31, 2005 was A$785.4 million. Of this gain, A$11.4 million was recorded during the three months ended March 31, 2005, primarily due to adjustments to transaction costs and closing asset and liability adjustments following the receipt of final completion accounts and balance sheets.

This net gain has been determined after allowing for costs of A$115.6 million associated with the sale. These costs include:

-	A$44.3 million of transaction costs of which A$40.9 million was paid during the nine months ended March 31, 2005;

-	A$57.3 million arising from the write-off of deferred borrowing costs related to our senior term loan facilities which were required to be repaid on October 7, 2004 from the net proceeds from the sale; and

-	accrued costs of A$14.0 million for mark to market losses on certain derivative financial instruments which previously hedged the net assets of the businesses sold and our senior term loan facilities, which are no longer considered to be effective. A$9.9 million was paid during the nine months ended March 31, 2005 to close out certain of these contracts.

In addition to the net gain on sale before tax, discussed above, during the nine months ended March 31, 2005 we recorded an A$46.9 million tax expense primarily related to the utilisation of previously recognised deferred tax assets to offset the taxable profit on sale of these businesses. Income tax payable by the Group on the sale of the businesses is expected to be minimal. Refer to note 6 for further details.

The net gain on sale after tax recorded in the nine months ended March 31, 2005 was A$738.5 million.

(ii)	The acquisition of Goodman Fielder was partially funded with US dollar denominated borrowings. These borrowings are not fully hedged and therefore, in accordance with accounting policy note 1(c), an unrealised foreign currency exchange gain of A$3.5 million and A$29.7 million for the three months and nine months ended March 31, 2005, respectively, (2004 – A$6.1 million and A$75.6 million) has been included in the consolidated statement of financial performance.

(iii)	On acquisition of Goodman Fielder, provisions were recognised for certain contingent liabilities and claims against Goodman Fielder. These provisions were determined based on the circumstances existing at the date of the acquisition. As a consequence of actions taken by Burns Philp to mitigate the possible effects of these contingent liabilities, we have reduced the carrying value of these provisions by A$11.1 million during the three months ended March 31, 2005.

(iv)	During the three months and nine months ended March 31, 2005 the Group recognised an A$3.3 million gain on the sale of its remaining investment in Nutrition 21, Inc.

(v)	Redundancy and other restructuring costs of A$2.0 million and A$15.9 million were incurred at Goodman Fielder during the three and nine months ended March 31, 2004, respectively.

(vi)	In 1999, Goodman Fielder provided a vendor finance loan of A$35.3 million to Bartter Enterprises Pty Limited (Bartter) as part of the sale of its Australian poultry operations. This loan was fully provided for by Goodman Fielder in June 2001. At the time of our acquisition of Goodman Fielder, there was significant uncertainty regarding the recoverability of this loan. Accordingly, no value was assigned on acquisition. During the six months ended December 31, 2003, Bartter completed a significant financial restructure of its operations which resulted in the Group recovering A$30.0 million of this vendor finance loan. The recovery of this loan was recognised as revenue in the nine months ended March 31, 2004.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 4. Segment Reporting

Business and geographic segments

During the nine months ended March 31, 2005, the Group operated in five main business segments with additional activity segmented in Other. The Group’s business segments are identified based on the nature of the products provided and services rendered. Segment result has been determined based on the information provided to the chief operating decision maker, and the accounting policies applied by each segment are the same as the Group’s accounting policies. Segment result is segment revenue less cost of goods sold, selling, marketing and distribution expenses and general and administrative expenses (excluding corporate revenues and expenses relating to the Group as a whole). Segment result includes individually significant items applicable to the reportable segment. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organised the enterprises around these products and services and geographic areas. Revenues are attributed to a segment based on the products and services sold and the geographic location of the segment.

Following the sale of the Herbs and Spices business and Yeast and Bakery Ingredients group, the Group’s continuing operations are now primarily comprised of the Goodman Fielder businesses acquired in March 2003. The management of these businesses, and the financial information reported to senior management and the Directors, has changed significantly since acquisition. This is a result of the restructuring of the businesses and the change in management focus.

The Group has realigned its reportable segments around the revised internal management structure and the key products, production processes, types of customers and distribution processes of each of these businesses. The segment presentation for the current and prior period has been reclassified to reflect these changes.

In respect of the Herbs and Spices and Yeast and Bakery Ingredients business segments, changes have been made to reflect the operations of the Herbs and Spices business and Yeast and Bakery Ingredients group which were sold. The segment presentation for the current and prior periods have been reclassified to reflect these changes. The principle changes to the segment presentation were the allocation of certain technology and development and administration expenses from Corporate to the Yeast and Bakery Ingredients business segment and reallocation of the Group’s continuing operations in Asia Pacific to continuing operations in accordance with the segment presentation outlined above.

Business segment	Geographic segment	Products and services
Baking	Asia Pacific	Packaged loaf bread and other baked goods, frozen meals

Snacks	Asia Pacific	Breakfast cereals, salty and nutritious snacks, soups, ice-cream

Spreads & Oils	Asia Pacific	Fats and oils, bulk and retail flour, margarine and spreads, cake mixes, mayonnaise, dressings and chickens

Yeast/Bakery *	North America Latin America Europe Asia Pacific	Bakers’ yeast and bakers’ ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients, technology and development and administration

Herbs & Spices *	North America	Sourcing, grinding, blending, packaging and distribution of herbs and spices

Other	Asia-Pacific	Freshstart joint venture, discontinued businesses other than Yeast/Bakery and Herbs & Spices

*	During September 2004, the Group sold its Yeast and Bakery Ingredients group and Herbs and Spices business (refer to notes 18 and 20 for further details).

Major customers

Three of the Group’s customers, which operate in the retail grocery industry in Australia and New Zealand, represented approximately 49% and 45% of the sales revenue of our continuing operations in the three and nine months ended March 31, 2005, respectively (2004 – approximately 37% and 38%).

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 4. Segment Reporting (Continued)

Primary reporting by business segment

A$ million
				Yeast/
Three months ended March 31, 2005	Baking	Snacks	Spreads & Oils	Bakery	Herbs & Spices	Other	Consolidated Total

Revenue
External segment revenue from sale of goods*	209.3	114.1	200.1	—	—	—	523.5
Proceeds from sales of businesses and non-current assets							12.1
Interest revenue							3.0
Unrealised foreign currency exchange gain							3.5
Other unallocated revenue							0.9

Total revenue from ordinary activities							543.0

Result
Segment result	18.1	11.6	19.5	—	—	—	49.2
Share of net profits of associates	—	—	—	—	—	0.4	0.4

Segment EBIT	18.1	11.6	19.5	—	—	0.4	49.6

Corporate/unallocated EBIT							23.5

Total EBIT							73.1
Net interest expense							(39.0)

Profit from ordinary activities before income tax							34.1
Income tax expense:
- Before individually significant income tax item							(3.9)
- Individually significant income tax expense item							(0.4)

Profit from ordinary activities after income tax							29.8
Outside equity interests							(0.6)

Net profit							29.2

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortisation (excluding prepaid slotting allowances)	(12.6)	(11.3)	(12.7)	—	—	—	(36.6)
- Depreciation and amortisation — Corporate							(0.1)

							(36.7)

- Amortisation of prepaid slotting allowances	—	—	—	—	—	—	—
- Net expense from movements in provisions**	(0.8)	(0.4)	(4.7)	—	—	—	(5.9)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Gain on sale of Yeast and Bakery Ingredients group and Herbs and Spices business							11.4
- Unrealised foreign currency exchange gain							3.5
- Reversal of excess provisions							11.1
- Gain on sale of investments							3.3

Assets
Segment assets	965.6	747.1	1,009.7	—	—	—	2,722.4
Equity accounted investments	—	—	—	—	—	7.9	7.9

Total segment assets	965.6	747.1	1,009.7	—	—	7.9	2,730.3

Corporate/unallocated assets							487.7

Consolidated total assets							3,218.0

Liabilities
Segment liabilities	129.3	100.9	73.6	—	—	1.3	305.1
Corporate/unallocated liabilities							1,244.6

Consolidated total liabilities							1,549.7

Acquisitions of property, plant and equipment during the three months	6.2	3.2	3.2	—	—	—	12.6

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ million
				Yeast/
Three months ended March 31, 2004	Baking	Snacks	Spreads & Oils	Bakery	Herbs & Spices	Other	Consolidated Total

Revenue
External segment revenue from sale of goods*	217.6	119.4	209.4	178.1	56.6	1.8	782.9
Proceeds from sales of non-current assets							2.8
Interest revenue							0.7
Unrealised foreign currency exchange gain							6.1
Other unallocated revenue							1.8

Total revenue from ordinary activities							794.3

Result
Segment result	17.0	16.0	13.2	24.6	5.8	0.5	77.1
Share of net profits of associates	—	—	—	2.9	—	0.3	3.2

Segment EBIT	17.0	16.0	13.2	27.5	5.8	0.8	80.3

Corporate/unallocated EBIT							1.8

Total EBIT							82.1
Net interest expense							(66.9)

Profit from ordinary activities before income tax							15.2
Income tax expense							(10.4)

Profit from ordinary activities after income tax							4.8
Outside equity interests							(1.2)

Net profit							3.6

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortisation (excluding prepaid slotting allowances)	(12.7)	(12.8)	(11.7)	(12.2)	(1.3)	—	(50.7)
- Depreciation and amortisation — Corporate							—

							(50.7)

- Amortisation of prepaid slotting allowances	—	—	—	—	(4.1)	—	(4.1)
- Net expense from movements in provisions**	(17.9)	1.1	(9.0)	(5.2)	(0.7)	—	(31.7)
Individually significant items:
- Business restructuring costs	(1.3)	0.6	(1.3)	—	—	—	(2.0)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Unrealised foreign currency exchange gain							6.1

Acquisitions of property, plant and equipment during the three months	4.3	5.9	2.4	5.8	0.4	—	18.8

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ million
				Yeast/
Nine months ended March 31, 2005	Baking	Snacks	Spreads & Oils	Bakery	Herbs & Spices	Other	Consolidated Total

Revenue
External segment revenue from sale of goods*	659.2	373.2	692.8	193.1	50.9	0.3	1,969.5
Proceeds from sales of businesses and non-current assets							1,969.6
Interest revenue							6.8
Unrealised foreign currency exchange gain							29.7
Other unallocated revenue							5.1

Total revenue from ordinary activities							3,980.7

Result
Segment result	52.0	41.3	81.4	25.7	4.7	(0.8)	204.3
Share of net profits of associates	—	—	—	2.4	—	1.3	3.7

Segment EBIT	52.0	41.3	81.4	28.1	4.7	0.5	208.0

Corporate/unallocated EBIT							810.0

Total EBIT							1,018.0
Net interest expense							(133.4)

Profit from ordinary activities before income tax							884.6
Income tax expense:
- Before individually significant income tax item							(19.1)
- Individually significant income tax expense item							(46.9)

Profit from ordinary activities after income tax							818.6
Outside equity interests							(2.9)

Net profit							815.7

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortisation (excluding prepaid slotting allowances)	(41.1)	(36.4)	(39.1)	(13.2)	(1.1)	—	(130.9)
- Depreciation and amortisation - Corporate							(0.2)

							(131.1)

- Amortisation of prepaid slotting allowances	—	—	—	—	(2.3)	—	(2.3)
- Net expense from movements in provisions **	(5.8)	(7.8)	(5.7)	(1.7)	(0.6)	—	(21.6)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Gain on sale of Yeast and Bakery Ingredients group and Herbs and Spices business							785.4
- Unrealised foreign currency exchange gain							29.7
- Reversal of excess provisions							11.1
- Gain on sale of investments							3.3

Assets
Segment assets	965.6	747.1	1,009.7	—	—	—	2,722.4
Equity accounted investments	—	—	—	—	—	7.9	7.9

Total segment assets	965.6	747.1	1,009.7	—	—	7.9	2,730.3

Corporate/unallocated assets							487.7

Consolidated total assets							3,218.0

Liabilities
Segment liabilities	129.3	100.9	73.6	—	—	1.3	305.1
Corporate/unallocated liabilities							1,244.6

Consolidated total liabilities							1,549.7

Acquisitions of property, plant and equipment during the nine months	12.4	7.7	9.0	11.6	0.2	—	40.9

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 4. Segment Reporting (Continued)

Primary reporting by business segment (continued)

A$ million
				Yeast/
Nine months ended March 31, 2004	Baking	Snacks	Spreads & Oils	Bakery	Herbs & Spices	Other	Consolidated Total

Revenue
External segment revenue from sale of goods*	661.2	366.7	693.7	587.6	205.2	7.5	2,521.9
Proceeds from sales of non-current assets							20.7
Proceeds from recovery of vendor finance loan							30.0
Interest revenue							3.9
Unrealised foreign currency exchange gain							75.6
Other unallocated revenue							3.9

Total revenue from ordinary activities							2,656.0

Result
Segment result	40.5	23.5	52.1	93.4	30.9	(3.9)	236.5
Share of net profits of associates	—	—	—	8.3	—	1.3	9.6

Segment EBIT	40.5	23.5	52.1	101.7	30.9	(2.6)	246.1

Corporate/unallocated EBIT							88.5

Total EBIT							334.6
Net interest expense							(208.4)

Profit from ordinary activities before income tax							126.2
Income tax expense							(32.9)

Profit from ordinary activities after income tax							93.3
Outside equity interests							(3.4)

Net profit							89.9

Included in the segment result above were:
Non-cash expense items:
- Depreciation and amortisation (excluding prepaid slotting allowances)	(40.9)	(36.8)	(35.1)	(38.5)	(4.2)	(0.1)	(155.6)
- Depreciation and amortisation – Corporate							(0.8)

							(156.4)

- Amortisation of prepaid slotting allowances	—	—	—	—	(16.6)	—	(16.6)
- Net expense from movements in provisions**	(14.1)	(0.1)	(9.8)	(14.8)	(2.3)	—	(41.1)
Individually significant items:
- Business restructuring costs	0.1	(13.3)	(2.7)	—	—	—	(15.9)
Included in corporate/unallocated EBIT above were the following individually significant items:
- Unrealised foreign currency exchange gain							75.6
- Recovery of vendor finance loan							30.0

Acquisitions of property, plant and equipment during the nine months	11.0	17.6	11.2	19.6	1.7	—	61.1

*	There were no significant inter-segment sales

**	Excluding individually significant items

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments

A$ million
Three months ended March 31, 2005	Asia Pacific	North America	Latin America	Europe	Consolidated Total

Revenue
External segment revenue from sale of goods*	523.5	—	—	—	523.5
Proceeds from sales of non-current assets					12.1
Interest revenue					3.0
Unrealised foreign currency exchange gain					3.5
Other unallocated revenue					0.9

Total revenue from ordinary activities					543.0

Result
Segment result	49.2	—	—	—	49.2
Share of net profits of associates	0.4	—	—	—	0.4

Segment EBIT	49.6	—	—	—	49.6

Corporate/unallocated EBIT					23.5

Total EBIT					73.1

Assets
Segment assets	2,722.4	—	—	—	2,722.4
Equity accounted investments	7.9	—	—	—	7.9

Total segment assets	2,730.3	—	—	—	2,730.3

Unallocated assets					487.7

Consolidated total assets					3,218.0

Acquisitions of property, plant and equipment during the three months	12.6	—	—	—	12.6

A$ million
Three months ended March 31, 2004	Asia Pacific	North America	Latin America	Europe	Consolidated Total

Revenue
External segment revenue from sale of goods*	584.5	105.3	50.2	42.9	782.9
Proceeds from sales of businesses and property					2.8
Interest revenue					0.7
Unrealised foreign currency exchange gain					6.1
Other unallocated revenue					1.8

Total revenue from ordinary activities					794.3

Result
Segment result	51.3	10.1	5.4	10.3	77.1
Share of net profits of associates	1.2	—	0.3	1.7	3.2

Segment EBIT	52.5	10.1	5.7	12.0	80.3

Corporate/unallocated EBIT					1.8

					82.1

Acquisitions of property, plant and equipment during the three months	13.2	1.9	2.3	1.4	18.8

*	There were no significant inter-segment sales

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 4. Segment Reporting (Continued)

Secondary reporting by geographical segments (continued)

A$ million
		North	Latin		Consolidated
Nine months ended March 31, 2005	Asia Pacific	America	America	Europe	Total

Revenue
External segment revenue from sale of goods*	1,764.3	105.9	59.8	39.5	1,969.5
Proceeds from sales of businesses and non-current assets					1,969.6
Interest revenue					6.8
Unrealised foreign currency exchange gain					29.7
Other unallocated revenue					5.1

Total revenue from ordinary activities					3,980.7

Result
Segment result	179.4	10.9	8.0	6.0	204.3
Share of net profits of associates	2.1	—	0.5	1.1	3.7

Segment EBIT	181.5	10.9	8.5	7.1	208.0

Corporate/unallocated EBIT					810.0

Total EBIT					1,018.0

Assets
Segment assets	2,722.4	—	—	—	2,722.4
Equity accounted investments	7.9	—	—	—	7.9

Total segment assets	2,730.3	—	—	—	2,730.3

Corporate assets					487.7

Consolidated total assets					3,218.0

Acquisitions of property, plant and equipment during the nine months	35.2	1.0	2.8	1.9	40.9

A$ million
		North	Latin		Consolidated
Nine months ended March 31, 2004	Asia Pacific	America	America	Europe	Total

Revenue
External segment revenue from sale of goods*	1,846.4	382.5	168.1	124.9	2,521.9
Proceeds from sales of businesses and non-current assets					20.7
Proceeds from recovery of vendor finance loan					30.0
Interest revenue					3.9
Unrealised foreign currency exchange gain					75.6
Other unallocated revenue					3.9

Total revenue from ordinary activities					2,656.0

Result
Segment result	128.1	61.5	21.9	25.0	236.5
Share of net profits of associates	3.7	—	1.3	4.6	9.6

Segment EBIT	131.8	61.5	23.2	29.6	246.1

Corporate/unallocated EBIT					88.5

					334.6

Acquisitions of property, plant and equipment during the nine months	43.9	5.1	7.7	4.4	61.1

*	There were no significant inter-segment sales

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 5. Dividends

Ordinary Shares

No interim dividend was paid on the ordinary shares (previous corresponding nine months: nil).

Converting Preference Shares (CP Shares)

CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking.

Interim dividends paid on the CP Shares in the current nine months were as follows:

September 30, 2004:	0.5671 cents per CP Share (unfranked)	A$4.5 million
December 31, 2004:	0.5671 cents per CP Share (unfranked)	A$4.5 million
March 31, 2005:	0.5548 cents per CP Share (unfranked)	A$4.4 million

Interim dividends paid on the CP Shares in the previous corresponding nine months were as follows:

September 30, 2003:	0.5671 cents per CP Share (unfranked)	A$4.5 million
December 31, 2003:	0.5671 cents per CP Share (unfranked)	A$4.5 million
March 31, 2004:	0.5610 cents per CP Share (unfranked)	A$4.5 million

Interim Dividends on all Securities

	Nine months ended
	March 31,
	2005	2004
	(A$ million)
Ordinary shares	—	—
CP Shares — declared and paid during the nine months	13.4	13.5

Total	13.4	13.5

The dividend payment date with respect to the CP Shares for the remainder of the period to June 30, 2005 will be June 30, 2005.

Franking Credits Available

As of March 31, 2005, the balance of franking credits available for the franking of dividends was A$23.0 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004
		(A$ million)
Note 6. Income Tax

Income tax (expense) relating to ordinary activities

Prima facie income tax (expense) calculated at 30% on profit from ordinary activities	(10.2)	(4.6)	(265.4)	(37.9)
(Increase)/decrease in income tax (expense) due to:
Utilisation of tax losses and timing differences not previously recognised*	9.8	(3.6)	124.7	13.2
Non-assessable profits on sale of businesses*	2.1	—	112.7	—
Proceeds received on recovery of vendor finance loan not taxable	—	—	—	9.0
Amortisation of intangibles not deductible for tax	(5.8)	(6.1)	(18.9)	(18.4)
Share of net profits of associates	0.1	1.2	1.1	2.9
Differences in overseas tax rates	(0.1)	(0.8)	(20.4)	(5.4)
Other permanent adjustments	(0.2)	3.5	0.2	3.7

Income tax (expense) relating to ordinary activities	(4.3)	(10.4)	(66.0)	(32.9)

Income tax (expense) relating to ordinary activities comprises:
Income tax (expense) before individually significant income tax item	(3.9)	(10.4)	(19.1)	(32.9)
Individually significant income tax (expense) on sale of businesses*	(0.4)	—	(46.9)	—

Total income tax (expense) relating to ordinary activities	(4.3)	(10.4)	(66.0)	(32.9)

*	Non-assessable profits on sale of businesses represents the tax-effect of the difference between the recorded gain and the taxable gain arising on the sale of businesses. A significant portion of the taxable gain on sale of these businesses has been offset by unrecognised tax losses. Income tax payable by the Group on the sale of the Yeast and Bakery Ingredients group and the Herbs and Spices business is expected to be minimal, due to the existence of recognised and unrecognised tax losses carried forward.

	March 31,	June 30,
	2005	2004
	(A$ million)
Note 7. Receivables

Current
Trade debtors	182.8	311.7
Provision for doubtful debts	(6.2)	(10.8)

	176.6	300.9
Business sale proceeds receivable	68.2	—
Other receivables	24.3	31.6

Total current receivables	269.1	332.5

Note 8. Inventories

Current
Raw materials (a)	63.9	118.4
Provision against raw materials	(0.6)	(2.3)
Work in progress (a)	12.1	19.2
Finished goods (a)	91.0	147.2
Provision against finished goods	(2.8)	(5.1)

Total inventories	163.6	277.4

(a) At cost.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

	March 31,	June 30,
	2005	2004
	(A$ million)
Note 9. Investments Accounted for Using the Equity Method

Non-current
Associates	7.9	57.3

			% Ownership Interest
			March 31,	June 30,
Name	Principal Activities	Balance date	2005	2004

Fresh Start Bakeries Australia Pty Ltd	Buns Manufacture	June 30	50.0	50.0
Gelec S.A.	Food Manufacture	June 30	33.3	33.3
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	March 31	50.0	50.0
Levaduras Collico SA	Yeast Manufacture	June 30	—	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	—	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	—	50.0
Mauri Products Limited	Yeast Manufacture	September 15	—	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	—	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	—	50.0
Proofex Products Company	Yeast Manufacture	September 16	—	30.0
P.T. Indo Fermex	Yeast Manufacture	March 31	—	49.0
P.T. Sama Indah	Yeast Manufacture	March 31	—	49.0
Qingdao Xinghua Cereal Oil and Foodstuff Co Ltd	Food Manufacture	June 30	—	30.0

The share of net profits of associates comprise:

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004
	(A$ million)		(A$ million)
Share of profit from ordinary activities before income tax	0.6	4.4	5.2	13.2
Share of income tax on ordinary activities	(0.2)	(1.2)	(1.5)	(3.6)

Share of net profits of associates	0.4	3.2	3.7	9.6

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

	March 31,	June 30,
	2005	2004
	(A$ million)
Note 10. Property, Plant and Equipment

Plant and equipment
Cost	434.1	1,012.5
Accumulated depreciation	(100.7)	(387.4)

Total plant and equipment	333.4	625.1

Freehold properties
Cost	218.7	378.1
Accumulated depreciation	(8.4)	(18.7)

Total freehold properties	210.3	359.4

Leasehold properties
Cost	18.9	29.9
Accumulated amortisation	(2.1)	(3.4)

Total leasehold properties	16.8	26.5

Leasehold improvements
Cost	—	21.1
Accumulated amortisation	—	(5.6)

Total leasehold improvements	—	15.5

Total property, plant and equipment	560.5	1,026.5

The net change in total property, plant and equipment during the nine months ended March 31, 2005 is primarily due to the sale of the Herbs and Spices business and Yeast and Bakery Ingredients group. Refer to note (c) of the Statement of Cash Flows for further details.

	March 31,	June 30,
	2005	2004
	(A$ million)
Note 11. Intangible Assets

Identifiable intangible assets
Cost	651.6	968.3
Accumulated amortisation	(34.3)	(69.3)

Total identifiable intangible assets	617.3	899.0

Purchased goodwill
Cost	1,307.0	1,457.7
Accumulated amortisation	(131.9)	(106.7)

Total purchased goodwill	1,175.1	1,351.0

Total intangible assets	1,792.4	2,250.0

The net change in total intangible assets during the nine months ended March 31, 2005 is primarily due to the sale of the Herbs and Spices business and Yeast and Bakery Ingredients group. Refer to note (c) of the Statement of Cash Flows for further details.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

	March 31,	June 30,
	2005	2004
	(A$ million)
Note 12. Interest Bearing Liabilities

Current
Secured
Term loan facilities (b)	—	155.8
Bank overdrafts (c)	3.3	7.9
Other indebtedness (c)	0.6	3.5
Unsecured
Bank overdrafts (c)	—	0.5
Other indebtedness (c)	0.4	3.7

Total current interest bearing liabilities	4.3	171.4

Non-current
Secured
Term loan facilities (b)	—	1,427.7
Other indebtedness (c)	5.5	3.3
Unsecured
9.5% senior notes due 2010 (f)	129.6	145.2
10.75% senior subordinated notes due 2011 (a) (e)	260.9	291.2
9.75% senior subordinated notes due 2012 (d)	518.2	580.7
New Zealand subordinated capital notes (g)	195.1	193.8

Total non-current interest bearing liabilities	1,109.3	2,641.9

(a) Notes payable	272.1	304.9
Unamortised discount	(11.2)	(13.7)

	260.9	291.2

(b)	The Group’s secured senior loan facilities have been repaid during the nine months ended March 31, 2005 using the proceeds from the sale of the Herbs and Spices business and the Yeast and Bakery Ingredients group. The securities which secured the senior secured loan facilities still remain in place and currently secure other smaller financings. The securities comprise guarantees and securities provided by Burns Philp and certain of its controlled entities in favour of the security trustee.

(c)	There are a number of financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (b) above, or have the benefit of securities at the operating company level, or are unsecured.

(d)	On June 21, 2002, a controlled entity of Burns Philp issued in a private offering, US$400 million of senior subordinated notes that bear interest at 9.75% and mature on July 15, 2012. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% senior subordinated notes due 2012, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(e)	On February 20, 2003, a controlled entity of Burns Philp issued in a private offering, US$210 million of senior subordinated notes. These notes were issued with an original issue discount of US$10.7 million, bear interest at 10.75% and mature on February 15, 2011. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% senior subordinated notes due 2011, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(f)	On June 16, 2003, a controlled entity of Burns Philp issued in a private offering, US$100 million of senior notes that bear interest at 9.5% and mature on November 15, 2010. These notes were subsequently exchanged for new notes which were identical to the old notes except that the new notes can be publicly traded in the United States. The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% senior notes due 2010, are fully and unconditionally guaranteed by Burns Philp and certain of its controlled entities.

(g)	During the year ended June 30, 2003, a controlled entity of Burns Philp issued NZ$212.5 million of New Zealand subordinated capital notes (New Zealand Capital Notes). These instruments were issued by Goodman Finance Limited and are general unsecured obligations of this controlled entity, guaranteed by Burns Philp and certain of its controlled entities, on a basis which is unsecured and subordinated to all other secured and unsecured liabilities of Burns Philp and of its controlled entities. The New Zealand Capital Notes were issued in two series, one series of which mature on March 15, 2008 and bear interest of 9.75% and the other series which mature on November 15, 2011 and bear interest at 9.95%.

Upon the maturity of the New Zealand Capital Notes, the New Zealand Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the New Zealand Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns Philp issuing ordinary shares for the face value of the New Zealand Capital Notes.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

	March 31,	June 30,
	2005	2004
	(A$ million)
Note 13. Provisions

Current
Employee benefits	34.6	49.8
Business closure and rationalisation	14.0	34.3
Workers’ compensation	14.6	14.6
Legal claims	26.5	38.6
Unrealised loss on derivative contracts	23.9	—
Other	5.5	9.3

Total current provisions	119.1	146.6

Non-current
Employee benefits	38.5	64.3
Workers’ compensation	34.9	33.8
Other	1.0	4.4

Total non-current provisions	74.4	102.5

	March 31,	June 30,
	2005	2004
	(A$ million)
Note 14. Contributed Equity

Issued and paid-up share capital
2,031,838,743 (June 2004— 2,031,834,572) ordinary shares, fully paid	880.2	880.2
797,295,952 (June 2004— 797,300,123) converting preference shares, fully paid	233.9	233.9

Total contributed equity	1,114.1	1,114.1

Movements since June 30, 2004 in Burns, Philp & Company Limited ordinary shares and converting preference shares (CP Shares) have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2004	2,031,834,572	880.2
Conversion of CP Shares during the current nine month period	4,171	—

Ordinary shares as of March 31, 2005	2,031,838,743	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members’ meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Converting Preference Shares (CP Shares)

	Number of CP
	Shares	A$ million

CP Shares as of June 30, 2004	797,300,123	233.9
CP Shares converted during the current nine month period	(4,171)	—

CP Shares as of March 31, 2005	797,295,952	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum, based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members’ meetings. In the event of winding up of the Company, CP Shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Note 15. Reserves

				Foreign
	Asset			currency
	revaluation	Other capital	General	translation
A$ million	reserve	reserves	reserve	reserve	Total reserves

Balance at June 30, 2004	106.4	8.8	18.1	(381.1)	(247.8)
Transferred to retained profits on disposal of businesses	(106.4)	(8.8)	(18.1)	378.0	244.7
Net exchange differences relating to self-sustaining foreign operations	—	—	—	(6.1)	(6.1)

Balance at March 31, 2005	—	—	—	(9.2)	(9.2)

Nine months ended
March 31, 2005
(A$ million)
Note 16. Retained Profits/(Accumulated Losses)

(Accumulated losses) as of June 30, 2004	(3.8)
Net profit attributable to Burns, Philp & Company Limited shareholders	815.7
Transfer from:
- Foreign currency translation reserve	(378.0)
- Asset revaluation reserve	106.4
- Other reserves	26.9
Dividends declared and paid during the nine months — CP Shares (refer to note 5)	(13.4)

Retained profits as of March 31, 2005	553.8

Note 17. Total Equity

Total equity as of June 30, 2004	889.8
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognised in the statement of financial performance	809.6
Transactions with Burns, Philp & Company Limited shareholders as owners:
Dividends declared and paid during the nine months – CP Shares (refer to note 5)	(13.4)
Total changes in outside equity interests	(17.7)

Total equity as of March 31, 2005	1,668.3

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 18. Disposal of Controlled Entities

As disclosed in note 3(b), during the current nine month period the Group sold its Herbs and Spices business and Yeast and Bakery Ingredients group. Control was not gained or lost over any entity during the prior nine month period.

The Herbs and Spices business and Yeast and Bakery Ingredients group comprised the controlled entities listed below. Details of the contribution to profit from ordinary activities from these controlled entities are set out in note 20 below.

Controlled entity and country of incorporation
Compania Argentina de Levaduras SAIC	Argentina
Sudamericana de Levaduras SA de Inversiones	Argentina
Surgras SA	Argentina
Burns Philp Camellia Pty Ltd	Australia
Burns Philp Food Overseas Holdings Ltd Burns Philp Food Properties Pty Ltd	Australia Australia
Burns Philp Middle East Pty Ltd	Australia
Burns Philp Pakistan Pty Ltd	Australia
Burns Philp South America Pty Ltd	Australia
Burns Philp Technology Pty Ltd	Australia
Burns Philp Technology & Development Pty Ltd	Australia
Indonesian Yeast Company Pty Ltd	Australia
Mauri Fermentation Argentina Pty Ltd	Australia
Mauri Fermentation Brazil Pty Ltd	Australia
Mauri Fermentation Chile Pty Ltd	Australia
Mauri Fermentation China Pty Ltd	Australia
Mauri Fermentation India Pty Ltd	Australia
Mauri Fermentation Indonesia Pty Ltd	Australia
Mauri Fermentation Malaysia Pty Ltd	Australia
Mauri Fermentation Philippines Pty Ltd	Australia
Mauri Fermentation Vietnam Pty Ltd	Australia
Mauri Yeast Australia Pty Ltd	Australia
Serrol Ingredients Pty Ltd	Australia
Burns Philp Brasil Indústria e Comércio de Alimentos Ltda	Brazil
Burns Philp Food Ltd	Canada
Burns Philp Chile Inversiones Ltda	Chile
Goodman Fielder (Shanghai) Co Ltd	China
Harbin Mauri Yeast Company Ltd	China
Hebei Mauri Food Company Ltd	China
Panyu Mauri Food Company Ltd	China
Yantai Mauri Yeast Company Ltd	China
Xinjiang Mauri Food Co Ltd	China
Burns Philp Colombia SA	Colombia
Burns Philp Ecuador SA	Ecuador
BEG France SARL	France
BEG Backhefe Export GmbH	Germany
Burns Philp Deutschland Export Nahrungsmittel-Vertriebsgesellschaft mbH	Germany
Burns Philp Deutschland GmbH	Germany
Burns Philp Deutschland Grundbesitz GmbH	Germany
Deutsche Hefewerke GmbH	Germany
Hefe-Patent GmbH	Germany
Burns Philp Guatemala SA	Guatemala
Burns Philp India (Private) Ltd	India
Cochin Spices Private Ltd	India
Mauri Yeast India (Private) Ltd	India
Grupo Burns Philp Mexicana SA de CV	Mexico
Burns Philp Netherlands European Holdings BV	The Netherlands
New Zealand Food Industries Ltd	New Zealand
Burns Philp Peru SAC	Peru
Mauri Fermentos, SA	Portugal
GF Investments (Asia) Pte Ltd	Singapore
Burns Philp Food SA	Spain
Burns Philp Lanka (Private) Ltd	Sri Lanka
Mauri Lanka (Private) Ltd	Sri Lanka
Mauri Maya Sanayi AS	Turkey
Burns Philp (U.K.) PLC	UK
Burns Philp Europe Ltd	UK
Burns Philp Food Inc	USA
Tone Brothers, Inc	USA
Flodden SA	Uruguay
Greensted SA	Uruguay
Levadura Uruguaya SA	Uruguay
Burns Philp Venezuela SA	Venezuela
Mauri-La Nga Fermentation Co Ltd	Vietnam

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 19. Earnings Per Share

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic earnings per share:

(a) Ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) Ordinary shares

(b) 2003 Options outstanding (up until expiration date of August 14, 2003)

(c) CP Shares

Earnings reconciliation

	Three months ended		Nine months ended
	March 31,		March 31,
	2005	2004	2005	2004
		(A$ million)
Net profit attributable to Burns, Philp & Company
Limited shareholders	29.2	3.6	815.7	89.9
Less: CP Shares dividend	(4.4)	(4.5)	(13.4)	(13.5)

Basic earnings	24.8	(0.9)	802.3	76.4
Add: CP Shares dividend	4.4	4.5	13.4	13.5

Diluted earnings	29.2	3.6	815.7	89.9

Basic earnings/(loss) comprise:
Continuing operations	13.8	(26.4)	35.5	(29.7)
Discontinued operations (a)	11.0	25.5	766.8	106.1

	24.8	(0.9)	802.3	76.4

Diluted earnings comprise:
Continuing operations	18.2	(21.9)	48.9	(16.2)
Discontinued operations (a)	11.0	25.5	766.8	106.1

	29.2	3.6	815.7	89.9

(a)	Earnings from discontinued operations for the three and nine months ended March 31, 2005 and 2004 include the net operating profits of the Yeast and Bakery Ingredients group and the Herbs and Spices business as disclosed in note 20. Earnings from discontinued operations for the three and nine months ended March 31, 2005 also includes the net gain on sale after tax of A$11.0 million and A$738.5 million, respectively, of the Yeast and Bakery Ingredients group and the Herbs and Spices business reported as an individually significant item in the current period. Refer to notes 3(b), 6 and 20 for further details.

Weighted average number of shares used as the denominator

	Three months ended March		Nine months ended
	31,		March 31,
	2005	2004	2005	2004
	Shares	Shares	Shares	Shares
	(million)	(million)	(million)	(million)

Number for basic earnings per share	2,031.8	2,031.8	2,031.8	1,987.4
Adjust for:
Effect of 2003 Options	—	—	—	30.7
Effect of CP Shares	797.3	797.3	797.3	797.3

Number for diluted earnings per share	2,829.1	2,829.1	2,829.1	2,815.4

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 20. Discontinued Operations

Yeast and Bakery Ingredients Group and Herbs and Spices Business

On July 22, 2004, the Group announced it had entered into agreements to sell its Yeast and Bakery Ingredients group and its Herbs and Spices business, to Associated British Foods plc (ABF) for a total price of US$1.35 billion (approximately A$1.9 billion). These businesses represent the Yeast/Bakery and Herbs & Spices business segments, respectively, in note 4.

The sale of the Herbs and Spices business was completed on September 3, 2004, for gross proceeds of US$175.0 million. The proceeds have been adjusted by US$5.2 million for amounts paid and payable in respect of closing net asset adjustments.

The sale of the Yeast and Bakery Ingredients group was completed on September 30, 2004, for gross proceeds of US$1,175.0 million. The proceeds have been adjusted by US$52.5 million for amounts receivable in respect of closing asset and liability adjustments.

The net profit after tax of A$738.5 million on the sale of these businesses has been reflected in the financial statements for the nine months ended March 31, 2005. Refer to notes 3(b) and 6 for further details.

Additional financial information, after eliminating the effect of intercompany transactions and balances with other Group entities, in respect of the operating activities of these businesses is set out below:

A$ million	Yeast and Bakery Ingredients				Herbs and Spices

	Three months ended		Nine months ended		Three months ended		Nine months ended
	March 31,		March 31,		March 31,		March 31,
	2005	2004	2005	2004	2005	2004	2005	2004

Financial performance information
Revenue from ordinary activities	—	179.9	195.8	589.4	—	56.6	50.9	205.2
Expenses from ordinary activities	—	(152.4)	(167.7)	(487.7)	—	(50.8)	(46.2)	(174.3)

Segment result (EBIT)	—	27.5	28.1	101.7	—	5.8	4.7	30.9
Net interest (expense)	—	(1.3)	(1.2)	(4.9)	—	—	—	—

Profit from ordinary activities before income tax	—	26.2	26.9	96.8	—	5.8	4.7	30.9
Income tax (expense)	—	(5.7)	(2.5)	(18.6)	—	—	—	(0.4)

Net profit before outside equity interest		20.5	24.4	78.2	—	5.8	4.7	30.5
Outside equity interests	—	(0.8)	(0.8)	(2.6)	—	—	—	—

Net profit	—	19.7	23.6	75.6	—	5.8	4.7	30.5

Cash flow information
Net cash provided by operating activities	—	21.3	22.3	100.1	—	5.5	5.3	27.8
Net cash (used in) investing activities	—	(3.6)	(13.3)	(17.9)	—	(0.4)	(0.2)	(1.7)

Net increase in cash held	—	17.7	9.0	82.2	—	5.1	5.1	26.1

	March 31,	June 30,	March 31,	June 30,
	2005	2004	2005	2004
Financial position information
Total assets	—	1,110.5	—	174.2
Total liabilities	—	163.7	—	24.7

Net assets	—	946.8	—	149.5

Outside equity interests	—	19.2	—	—

Note 21. Related Party Transactions

During the period, the Group acquired the net assets of Nature’s Oven Limited, a producer of wrapped snacks. The business was acquired from a party related to Graeme Hart, the Chairman and a Director of the Company. The purchase price was approximately NZ$700,000. The acquisition was subject to restrictions under Australian corporations law. An independent expert was engaged by the Board of the Company to advise on the proposed acquisition. In summary, the expert advised the Board prior to completion of the transaction that the proposed acquisition was on an arms length basis. Mr Hart was not present at any meetings when the Board was considering the matter.

This related party transaction is in addition to the types of related party transactions undertaken by the Group as disclosed in the June 30, 2004 Annual Report.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 22. Contingent Liabilities

The consolidated entity is subject to litigation in the ordinary course of operations, for which a provision of A$26.5 million has been recognised in the consolidated financial statements as of March 31, 2005. The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

As part of the agreements for the sale of the Yeast and Bakery Ingredients group and Herbs and Spices business, the Group has provided certain warranties and indemnities to the purchaser, Associated British Foods, plc. These warranties and indemnities are subject to time and value limitations as set out in the sale agreements. As of the date of this report, the Group is not aware of any claims under these agreements that would give rise to any present or contingent liabilities which are not currently provided for.

Note 23. Events Subsequent to Balance Date

No events have occurred subsequent to balance date which would have a material effect on the Group’s results of operations or financial position.

Note 24. Condensed Consolidating Guarantor Financial Information

In connection with an offer by Burns Philp Capital Pty Limited to sell US$400.0 million of Senior Subordinated Notes due 2012, an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (US) Inc. to sell US$210.0 million of Senior Subordinated Notes due 2011 (collectively referred to as the “Senior Subordinated Notes”) and in connection with an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (US) Inc. to sell US$100.0 million of Senior Notes due 2010, Burns, Philp & Company Limited and certain of its subsidiaries have guaranteed Burns Philp Capital Pty Limited’s and Burns Philp Capital (US) Inc.’s obligation to pay principal and interest on the Senior Subordinated Notes and the Senior Notes. The guarantors of the Senior Subordinated Notes and the Senior Notes include Burns, Philp & Company Limited and certain of its wholly owned subsidiaries. The Senior Subordinated Notes and the Senior Notes are fully and unconditionally guaranteed on an unsecured senior and, in the case of the Senior Subordinated Notes, subordinated, joint and several basis by Burns, Philp & Company Limited and certain of its wholly owned subsidiaries.

The following condensed consolidating financial information presents:

(1)	Condensed consolidating statements of financial position as of March 31, 2005 and June 30, 2004, and statements of financial performance and cash flows for the nine months ended March 31, 2005 and 2004 of:

(a)	Burns, Philp & Company Limited, the parent;

(b)	Burns Philp Capital Pty Limited and Burns Philp Capital (US) Inc., the issuers;

(c)	the other guarantor subsidiaries;

(d)	the non-guarantor subsidiaries; and

(e)	the Group on a consolidated basis.

(2)	Adjustments and certain elimination entries necessary to consolidate Burns, Philp & Company Limited, the parent, with the issuers and guarantor and non-guarantor subsidiaries.

For the purposes of this note, investments in subsidiaries are accounted for by the parent using the equity method of accounting. The entities comprising the guarantor and non-guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and certain other transactions.

As of September 30, 2004, certain subsidiaries of the Group, which own the Yeast and Bakery Ingredients group and Herbs and Spices business, ceased to be guarantors to the Senior Subordinated Notes and the Senior Notes. During the nine months ended March 31, 2005, these entities contributed revenues from operating activities of A$182.7 million and net profit of A$22.9 million which have been included in “Other Guarantor Entities” in the condensed consolidating statement of financial performance. “Non-Guarantor Entities” also include the operating results of certain other entities of the Yeast and Bakery Ingredients group which were not guarantors of the Senior and Senior Subordinated Notes. During the nine months ended March 31, 2005, these entities contributed revenues from operating activities of A$64.0 million and net profit of A$5.4 million.

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 24. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non-	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial performance for the nine months ended March 31, 2005
Revenue from sale of goods	—	—	1,743.9	225.6	—	1,969.5
Other revenue from ordinary activities	1.1	—	(0.9)	9.3	(1.1)	8.4
Other revenues from ordinary activities - individually significant items
Unrealised foreign currency exchange gain/(loss)	16.1	93.7	(80.1)	—	—	29.7
Other	36.6	—	1,929.7	—	—	1,966.3

Total revenue	53.8	93.7	3,592.6	234.9	(1.1)	3,973.9

Costs and expenses:
Cost of sales	—	—	1,049.7	153.0	—	1,202.7
Selling, marketing and distribution	—	—	360.6	26.2	—	386.8
General and administrative
Individually significant items	—	—	1,166.5	—	—	1,166.5
Other	16.8	—	185.0	2.9	(1.1)	203.6

Total costs and expenses	16.8	—	2,761.8	182.1	(1.1)	2,959.6

Operating income	37.0	93.7	830.8	52.8	—	1,014.3
Interest expense	(1.6)	(74.1)	(75.4)	(0.9)	11.8	(140.2)
Interest income	0.4	10.0	8.0	0.2	(11.8)	6.8
Share of net profit of associates accounted for using the equity method	—	—	3.7	—	—	3.7
Minority interests	—	—	—	(2.9)	—	(2.9)

Profit before income taxes	35.8	29.6	767.1	49.2	—	881.7

Income tax (expense)	—	—	(55.5)	(10.5)	—	(66.0)
Equity in earnings of subsidiaries	779.9	—	38.7	—	(818.6)	—

Net profit	815.7	29.6	750.3	38.7	(818.6)	815.7

			Other	Non-	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial performance for the nine months ended March 31, 2004
Revenue from sale of goods	—	—	2,138.1	383.8	—	2,521.9
Other revenues from ordinary activities	14.9	—	118.6	0.8	(4.1)	130.2

Total revenue	14.9	—	2,256.7	384.6	(4.1)	2,652.1

Costs and expenses:
Cost of sales	—	—	1,322.8	250.4	—	1,573.2
Selling, marketing and distribution	—	—	437.5	49.1	—	486.6
General and administrative	15.4	(105.8)	310.0	35.9	(4.1)	251.4
Individually significant item	—	—	15.9	—	—	15.9

Total costs and expenses	15.4	(105.8)	2,086.2	335.4	(4.1)	2,327.1

Operating income	(0.5)	105.8	170.5	49.2	—	325.0
Interest expense	(4.3)	(82.5)	(212.3)	(6.5)	93.3	(212.3)
Interest income	20.3	64.8	11.7	0.4	(93.3)	3.9
Share of net profit of associates accounted for using the equity method	—	—	9.6	—	—	9.6
Minority interests	—	—	—	(3.4)	—	(3.4)

Profit/(loss) before income taxes	15.5	88.1	(20.5)	39.7	—	122.8

Income tax benefit/(expense)	—	—	(18.4)	(14.5)	—	(32.9)
Equity in earnings of subsidiaries	74.4	—	25.2	7.6	(107.2)	—

Net profit	89.9	88.1	(13.7)	32.8	(107.2)	89.9

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 24. Condensed Consolidating Guarantor Financial Information (Continued)

			Other	Non-	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial position as of March 31, 2005
Total current assets	1.7	6.3	720.7	57.9	—	786.6
Net property, plant and equipment	0.1	—	521.6	38.8	—	560.5
Goodwill and other intangibles	—	—	1,792.0	0.4	—	1,792.4
Investments	1,116.6	—	257.5	—	(1,366.1)	8.0
Intra-group receivables	667.5	1,130.8	122.6	355.9	(2,276.8)	—
Total other assets	—	36.2	31.3	3.0	—	70.5

Total assets	1,785.9	1,173.3	3,445.7	456.0	(3,642.9)	3,218.0

Total current liabilities	4.5	19.0	301.9	29.2	—	354.6
Long term debt	—	908.7	195.1	5.5	—	1,109.3
Other long term liabilities	0.1	—	82.1	3.6	—	85.8
Intra-group payables	122.6	80.1	1,897.1	177.0	(2,276.8)	—

Total liabilities	127.2	1,007.8	2,476.2	215.3	(2,276.8)	1,549.7

Shareholders’ equity	1,658.7	165.5	969.5	240.7	(1,366.1)	1,668.3

			Other	Non-	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed consolidating statement of financial position as of June 30, 2004
Total current assets	47.9	0.9	603.4	171.6	—	823.8
Net property, plant and equipment	0.1	—	812.9	213.5	—	1,026.5
Goodwill and other intangibles	—	—	2,130.2	119.8	—	2,250.0
Investments	347.5	—	618.7	66.7	(970.3)	62.6
Intra-group receivables	588.1	1,152.7	104.2	597.6	(2,442.6)	—
Total other assets	—	52.9	176.8	8.2	—	237.9

Total assets	983.6	1,206.5	4,446.2	1,177.4	(3,412.9)	4,400.8

Total current liabilities	11.5	44.7	232.8	446.4	—	735.4
Long term debt	—	1,017.1	1,621.4	3.4	—	2,641.9
Other long term liabilities	5.4	—	117.7	10.6	—	133.7
Intra-group payables	104.2	—	2,301.6	36.8	(2,442.6)	—

Total liabilities	121.1	1,061.8	4,273.5	497.2	(2,442.6)	3,511.0

Shareholders’ equity	862.5	144.7	172.7	680.2	(970.3)	889.8

BURNS, PHILP & COMPANY LIMITED AND CONTROLLED ENTITIES
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE THREE MONTHS AND NINE MONTHS ENDED MARCH 31, 2005

Note 24. Condensed Consolidating Guarantor Financial Information (Continued)

				Non-	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed statement of cash flows for the nine months ended March 31, 2005

Net operating cash flows	(7.6)	(90.4)	143.6	22.8	—	68.4
Net investing cash flows	37.3	—	1,678.6	8.7	—	1,724.6
Net financing cash flows	(61.6)	90.4	(1,554.2)	(59.7)	—	(1,585.1)

Net (decrease)/increase in cash held	(31.9)	—	268.0	(28.2)	—	207.9
Cash at beginning of period	32.1	0.1	91.4	46.5	—	170.1
Exchange rate adjustments	—	—	(35.9)	(3.7)	—	(39.6)

Cash at end of period	0.2	0.1	323.5	14.6	—	338.4

				Non-	Adjustments
			Guarantor	Guarantor	and
A$ million	Parent	Issuers	Entities	Entities	Eliminations	Consolidated

Condensed statement of cash flows for the nine months ended March 31, 2004
Net operating cash flows	(9.1)	3.3	29.0	43.7	—	66.9
Net investing cash flows	(27.7)	—	56.0	(77.1)	—	(48.8)
Net financing cash flows	36.7	(3.5)	(124.3)	(2.0)	—	(93.1)

Net (decrease)/increase in cash held	(0.1)	(0.2)	(39.3)	(35.4)	—	(75.0)
Cash at beginning of period	0.7	0.3	110.9	66.1	—	178.0
Exchange rate adjustments	—	—	(14.2)	(2.0)	—	(16.2)

Cash at end of period	0.6	0.1	57.4	28.7	—	86.8

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Forward-looking statements

This “Management’s Discussion and Analysis of Results of Operations and Financial Condition” contains disclosures which are “forward-looking statements.’’ Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that does not relate solely to historical or current facts. When used in this document, forward-looking statements can be identified by the use of words such as “may,’’ “will,’’ “projects,’’ “plan,’’ “anticipates,’’ “believes,’’ “expects,’’ “intends’’ or “continue.’’ Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

•	the markets in which we operate becoming more competitive;

•	the possible departure of key executive officers;

•	risks associated with having some customers that contribute a significant amount of our revenue;

•	the availability of supply sources;

•	the impact of environmental and other government regulations on our business;

•	changes in accounting practices; and

•	changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

Results of operations

In July 2004, we announced the sale of two of our business segments, Yeast and Bakery Ingredients and Herbs and Spices.

On September 3, 2004, we completed the sale of our Herbs and Spices business, Tone Brothers, Inc. to Associated British Foods, plc (ABF) for gross proceeds of US$175.0 million. On September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients group to ABF for gross proceeds of US$1,175.0 million. On September 10, 2004, approximately US$90.0 million of the proceeds from the sale of Tones and certain other property sales was applied to reduce the Group’s senior secured loan facilities. On October 7, 2004, we repaid all amounts outstanding under our senior secured loan facilities. The net gain on sale was determined after reflecting the write-off of certain deferred borrowing costs related to these facilities as well as the cost to close out certain derivative instruments associated with these facilities. The net gain on sale has been adjusted for amounts receivable or payable in respect of completion adjustments based on assets and liabilities of the businesses at the date of the respective sales.

As a consequence of these disposals, our revenues, cost of goods sold, and selling, general and administrative expenses and borrowing costs in the current quarter and nine month period are not directly comparable to the prior corresponding periods.

Net profit for the three month period ended March 31, 2005, which was our third quarter of fiscal 2005, increased to A$29.2 million from A$3.6 million in the third quarter of fiscal 2004. Net profit for the nine months ended March 31, 2005 increased to A$815.7 million from A$89.9 million in the prior corresponding period. This was primarily due to the net gain, after tax, on sale of our Herbs and Spices business and Yeast and Bakery Ingredients group of A$11.0 million and A$738.5 million recorded in the three and nine months ended March 31, 2005, respectively. The net gain recorded in the current quarter was primarily due to adjustments to transaction costs at the date of sale and estimated closing asset and liability adjustments following receipt of the final completion accounts and balance sheet.

Consolidated

	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
	(A$ million)

Operating revenue	523.5	782.9	1,969.5	2,521.9

Segment EBIT	49.6	80.3	208.0	246.1
Corporate/unallocated EBIT	23.5	1.8	810.0	88.5

Total consolidated EBIT	73.1	82.1	1,018.0	334.6
Net interest expense	(39.0)	(66.9)	(133.4)	(208.4)
Income tax expense	(4.3)	(10.4)	(66.0)	(32.9)
Outside equity interests	(0.6)	(1.2)	(2.9)	(3.4)

Net profit	29.2	3.6	815.7	89.9

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Operating Revenue

Revenue from sales of goods, which we refer to as operating revenue, decreased 33% to A$523.5 million for the three month period ended March 31, 2005, from A$782.9 million in the prior corresponding period. Operating revenue decreased 22% to A$1,969.5 million for the nine months ended March 31, 2005, from A$2,521.9 million in the prior corresponding period in fiscal 2004.

The principal reason for the decrease in operating revenue in the current quarter and nine month period was the loss of revenue from our Herbs and Spices business and Yeast and Bakery Ingredients group, which we sold on September 3, 2004 and September 30, 2004, respectively.

Excluding revenues generated by these businesses prior to their disposal, revenues from continuing operations decreased to A$523.5 million in the current quarter from A$546.4 million in the prior corresponding quarter, but increased slightly to A$1,725.2 million in the current nine month period compared to A$1,721.6 million in the prior nine month period. A detailed discussion and analysis of our operating segment results is presented below.

Segment EBIT

Segment EBIT for the three month period ended March 31, 2005 decreased 38% to A$49.6 million from A$80.3 million in the prior corresponding period. Segment EBIT for the nine month period ended March 31, 2005 decreased 15% to A$208.0 million from A$246.1 million in the prior corresponding period of fiscal 2004.

The principal reason for the decrease in segment EBIT is the loss of earnings from our discontinued Herbs and Spices business and Yeast and Bakery Ingredients group, which we disposed of on September 3, 2004, and September 30, 2004, respectively. The current fiscal periods include the earnings from these businesses up to the date of disposal, while the prior corresponding periods include the earnings of these businesses for the full periods.

Excluding the earnings from these businesses, segment EBIT from continuing operations increased to A$49.2 million for the current fiscal quarter and A$174.7 million for the nine months ended March 31, 2005. This was an increase of 7% and 51%, respectively, compared to segment EBIT from continuing operations of A$46.2 million and A$116.1 million in the three and nine months ended March 31, 2004, respectively.

The increase in segment EBIT from continuing operations is primarily due to reductions in operating costs arising from restructuring programs that were implemented progressively throughout fiscal 2004. Additionally, segment EBIT has benefited from reduced input costs and investments in productivity. A detailed analysis of our operating segment results is discussed below.

Corporate/unallocated EBIT

Corporate/unallocated EBIT represents revenues and expenses which are not directly attributable to our reportable segments, as well as costs associated with the corporate head office activities of the Group. Corporate/unallocated EBIT is comprised of the following items:

	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
	(A$ million)

Corporate costs	(5.8)	(4.3)	(19.5)	(17.1)
Gain on sale of investment	3.3	—	3.3	—
Unrealised foreign currency exchange gains	3.5	6.1	29.7	75.6
Reversal of excess provisions	11.1	—	11.1	—
Gain on sale of businesses	11.4	—	785.4	—
Recovery of vendor finance loan	—	—	—	30.0

Total corporate/unallocated EBIT	23.5	1.8	810.0	88.5

Corporate costs increased to $5.8 million for the three months ended March 31, 2005, compared to A$4.3 million for the prior corresponding period. Similarly, corporate costs increased to A$19.5 million in the nine months ended March 31, 2005, compared to A$17.1 million in the prior corresponding period.

Corporate costs for the current quarter and nine month period have increased due to an increase in the number of employees and consulting costs arising from an increase in compliance and regulatory requirements associated with the Group’s external reporting obligations and in particular, its US reporting obligations.

Included in corporate/unallocated EBIT in the current quarter and nine month period is an A$3.3 million gain on sale of the Group’s remaining investment in Nutrition 21, Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Unrealised foreign currency exchange gains arise due to a portion of our US dollar borrowings being unhedged. As these borrowings are not entirely hedged by underlying US denominated assets or derivative financial instruments, the Group recognises changes in the Australian dollar equivalent value of the unhedged portion of these borrowings in the statement of financial performance. The change in the amount of unrealised foreign currency exchange gains is a consequence of changes in the US dollar compared to the Australian dollar and changes in the amount of unhedged US dollar borrowings. Since December 2002, the Australian dollar has appreciated significantly against the US dollar, which has led to the recognition of unrealised foreign currency exchange gains in the current and prior fiscal periods.

During the current quarter the Group has also reduced the carrying value of its provisions for certain contingent liabilities and claims against Goodman Fielder by approximately A$11.1 million. These adjustments have occurred following management’s efforts to mitigate the possible effects of these contingent liabilities.

Corporate/unallocated EBIT also includes the gain on sale before tax of the Herbs and Spices business and Yeast and Bakery Ingredients group, which totalled A$11.4 million in the current quarter and A$785.4 million in the nine months ended March 31, 2005. The net gain on sale before tax was determined after allowing for costs directly associated with the sale, as well as the write-off of deferred borrowing costs and the recognition of mark to market losses on derivative contracts which previously hedged certain financing facilities which were repaid using the proceeds from the business disposals.

The prior nine month period included a A$30.0 million gain arising from the recovery of vendor finance loans extended to the purchaser of Goodman Fielder’s former Australian poultry business. These loans had previously been fully provided for by Goodman Fielder prior to our acquisition.

Net interest expense

Net interest expense decreased 42% to A$39.0 million in the three months ended March 31, 2005, compared to A$66.9 million in the prior corresponding period. Net interest expense decreased 36% to A$133.4 million in the nine months ended March 31, 2005 compared to A$208.4 million in the prior fiscal period.

The decrease in net interest expense is primarily due to the repayment of our senior secured financing facilities on October 7, 2004. These facilities were repaid from the proceeds from the sale of our Herbs and Spices business and Yeast and Bakery Ingredients group. Interest expense on these facilities, including amortisation of deferred borrowing costs, was nil and A$33.3 million in the current three and nine month periods, compared to A$31.6 million and A$100.0 million in the prior corresponding periods. As a consequence of the repayment of these facilities, we have also written off the deferred borrowing costs associated with these facilities. The write-off of these costs has been included in the net gain on sale of businesses, discussed above.

Following the repayment of our senior secured financing facilities, our interest expense primarily consists of interest incurred on our fixed interest US dollar senior and senior subordinated notes, and our fixed interest New Zealand subordinated capital notes. While the interest payable on these notes is fixed, our interest expense, as reported in Australian dollars, will be subject to changes arising from fluctuations in the US dollar and New Zealand dollar against the Australian dollar. Exchange rate fluctuations during the current three and nine month periods reduced the interest expense on our fixed interest debt by approximately A$0.8 million and A$3.8 million, respectively, when compared to the prior corresponding periods.

Net interest expense during the current quarter and nine month period also includes approximately A$8.5 million and A$6.2 million, respectively, related to the movement in mark to market losses on certain derivative financial instruments which are no longer considered to be effective hedges.

Income tax expense

Income tax expense decreased to A$4.3 million for the three months ended March 31, 2005, compared to A$10.4 million for the prior corresponding fiscal quarter. Following the sale of our Yeast and Bakery Ingredients group, we no longer generate income in some countries where we previously paid tax.

Income tax expense increased to A$66.0 million for the nine months ended March 31, 2005, compared to A$32.9 million for the prior nine month period. The current nine month period includes tax expense of A$46.9 million arising on the sale of our Herbs and Spices business and Yeast and Bakery Ingredients group. This expense primarily arises due to the utilisation of previously recognised deferred tax assets to offset the taxable profit arising from the disposals of the businesses. As a consequence of the utilisation of recognised and unrecognised tax losses carried forward, income tax actually payable on the business disposals is expected to be minimal.

Outside equity interests

Outside equity interests’, or ‘minority interests’, share of profit after tax has decreased to A$0.6 million for the three months ended March 31, 2005, compared to A$1.2 million for the prior corresponding period. Outside equity interests’ share of profit after tax has decreased to A$2.9 million for the nine months ended March 31, 2005, compared to A$3.4 million for the prior corresponding period.

During the current quarter and nine month period, an increase in net income from non-wholly owned subsidiaries of our continuing operations has been offset by the effect of the sale on September 30, 2004 of non-wholly owned businesses which were part of the Yeast and Bakery Ingredients group.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Net profit

Primarily as a result of the factors discussed above, our net profit increased to A$29.2 million lor the three months ended March 31, 2005 from A$3.6 million for the three months ended March 31, 2004, and net profit for the nine month period ended March 31, 2005 increased to A$815.7 million from A$89.9 million in the prior corresponding period.

Continuing businesses

	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
	(A$ million)

Operating Revenue
- Baking	209.3	217.6	659.2	661.2
- Snacks	114.1	119.4	373.2	366.7
- Spreads & Oils	200.1	209.4	692.8	693.7

Total	523.5	546.4	1,725.2	1,721.6

Segment EBIT
- Baking	18.1	17.0	52.0	40.5
- Snacks	11.6	16.0	41.3	23.5
- Spreads & Oils	19.5	13.2	81.4	52.1

Total	49.2	46.2	174.7	116.1

Operating revenue

Operating revenues in our continuing businesses decreased 4% to A$523.5 million during the three months ended March 31, 2005 from A$546.4 million in the prior corresponding period. Operating revenue for the nine months ended March 31, 2005 increased slightly to A$1,725.2 million compared to A$1,721.6 million in the prior nine month period.

Baking

Our Baking segment comprises our Australian and New Zealand baking businesses, which manufacture and distribute loaf bread and other baked goods, primarily to supermarkets and grocery stores. Products are also sold and distributed to the food service and route trade industries.

Revenues in our Baking businesses decreased 4% to A$209.3 million in the current quarter compared to A$217.6 million in the prior corresponding period. Revenues decreased slightly to A$659.2 million in the current fiscal period compared to A$661.2 million in the nine months ended March 31, 2004.

While revenues in our Australian baking business remain lower than the prior corresponding period, as a consequence of price reductions adopted by some of our customers in the prior year, our revenues have continued to improve in the current third quarter following a recovery in the second quarter. This is a result of regaining volume lost in the first quarter, selective price increases and a shift in volumes towards our higher value products.

However, revenues in our New Zealand baking business have decreased during the current quarter compared to the prior corresponding period. While volumes have remained strong, promotional activity has reduced overall net pricing in key product categories. We expect this trend to continue to affect revenue throughout the remainder of fiscal 2005.

Snacks

Our Snacks segment primarily comprises our Australian cereals and snacks business, Uncle Tobys, and our New Zealand snacks business, Bluebird. This segment also includes our Fijian snacks and ice-cream business.

Revenues in our Snacks business decreased 4% to A$114.1 million in the current quarter, compared to A$119.4 million in the prior corresponding period. Revenues for the nine months ended March 31, 2005 increased 2% to A$373.2 million compared to A$366.7 million in the prior corresponding period.

Competitive pricing and lower volumes in the salted snacks category in New Zealand were primarily responsible for the decrease in revenue in the current quarter. New product developments introduced to the market have led to an overall increase in revenues during the current nine month period. These trends are expected to continue throughout the remainder of fiscal 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Spreads & Oils

Our Spreads & Oils business segment comprises our retail spreads and commercial fats and oils businesses in Australia and New Zealand, as well as our commercial oils export business, which distributes to several countries in the Asia Pacific region. This business segment also includes our flour and stock feed businesses in Papua New Guinea and New Caledonia, and our chicken business in Fiji.

Revenues in our Spreads & Oils businesses have decreased 4% to A$200.1 million in the current quarter compared to A$209.4 million in the prior corresponding quarter. Revenues for the nine months ended March 31, 2005 decreased slightly to A$692.8 million from A$693.7 million in the prior corresponding period.

Revenues in our retail spreads and oils business are lower in the current quarter and nine month period compared to the prior corresponding periods. Competitive activity in some product categories, particularly cake mixes and pastries, has affected revenues in the current fiscal period when compared to the prior corresponding periods. However, new product development and targeted promotional activity has partially offset these negative effects, particularly in our mayonnaise and dressings product categories.

Revenues in our commercial fats and oils business have decreased in the current quarter compared to the prior corresponding period. This is primarily due to a decrease in world commodity prices for certain oils, which have started to flow through the market in the current quarter. While volumes continue to remain firm, we expect this trend in pricing to continue throughout the remainder of fiscal 2005.

Revenue in our Pacific Islands businesses increased during the current quarter and fiscal period, primarily due to an increase in volumes across all major product categories.

Segment EBIT

Segment EBIT from our continuing businesses increased 6% to A$49.2 million in the current fiscal quarter compared to A$46.2 million in the prior corresponding quarter. For the nine months ended March 31, 2005, segment EBIT increased 50% to A$174.7 million from A$116.1 million in the prior corresponding period.

Baking

Segment EBIT in our Baking businesses increased to A$18.1 million in the current quarter from A$17.0 million in the prior corresponding quarter. Similarly, segment EBIT increased to A$52.0 million in the nine months ended March 31, 2005 from A$40.5 million in the prior corresponding period.

The increase in segment EBIT reflects the full period benefits from our restructuring activities completed progressively throughout fiscal 2004. The full year benefits of our restructuring activities should continue throughout the remainder of fiscal 2005. Lower commodity costs for flour have also improved the margins in the business during the current quarter and nine month period.

Lower administration costs in New Zealand have not fully offset the negative impact on margins arising from lower net pricing in some product categories.

Snacks

Segment EBIT in our Snacks businesses has decreased to A$11.6 million in the current quarter compared to A$16.0 million in the prior fiscal quarter, but increased to A$41.3 million in the current nine month period from A$23.5 million in the prior corresponding period.

During the current quarter, we have recognised expenses for the write-off of inventory and plant and equipment damaged by a fire in a storage facility at our manufacturing facility in Australia. This has reduced EBIT in our Snacks business by approximately A$2.2 million in the current quarter and nine month period compared to the prior corresponding periods. Costs of A$0.8 million from the recognition of severance costs arising from a plant restructure were also recognised in the current quarter and nine month period.

The prior corresponding nine month period included A$13.3 million of restructuring costs.

Cost control in our Australian business has largely offset the impact of higher marketing costs related to new product developments discussed above. However, our New Zealand business has experienced lower earnings due to the impact on margins from lower volumes and pricing, as discussed above, as well as higher raw material costs in our salty snack products.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Spreads & Oils

Segment EBIT in our Spreads & Oils operations has increased to A$19.5 million in the current quarter from A$13.2 million in the prior corresponding quarter, and increased to A$81.4 million in the nine months ended March 31, 2005 from A$52.1 million in the prior corresponding period.

The prior corresponding quarter and nine month period included A$1.3 million and A$2.7 million, respectively, of restructuring costs.

The significant increase in segment EBIT in these operations has been driven by the increase in volumes discussed above, which has improved manufacturing cost recoveries. Additionally, lower commodity costs and favourable exchange rates have lowered production costs.

Other Businesses

	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
	(A$ million)

Operating Revenue	—	1.8	0.3	7.5
Segment EBIT	0.4	0.8	0.5	(2.6)

Our Other business segment primarily consists of our 50% investment in Fresh Start Bakeries, as well as a number of smaller operations that have been closed down or discontinued during the last fiscal year. These include our former Solomon Islands operations which were closed during fiscal 2004 and our frozen par-bake specialty bakery business which was discontinued during the first quarter of fiscal 2005.

No operating revenue was generated during the current fiscal quarter as a consequence of closing these operations prior to the beginning of this fiscal quarter.

Segment EBIT in our Other business segment primarily consists of our equity income from our investment in Fresh Start Bakeries and operating losses and costs associated with the closure of discontinued operations.

Equity earnings from Fresh Start Bakeries increased to A$0.4 million in the current quarter, from A$0.3 million in the prior corresponding period. Equity earnings of A$1.3 million in the nine months ended March 31, 2005 were consistent with the prior fiscal period.

Operating losses and closure costs totalled A$0.8 million in the current nine month period compared to A$3.9 million in the prior corresponding period.

Discontinued Operations

	Three months ended March 31,		Nine months ended March 31,
	2005	2004	2005	2004
	(A$ million)

Operating Revenue
- Yeast and Bakery Ingredients	—	178.1	193.1	587.6
- Herbs and Spices	—	56.6	50.9	205.2

Total	—	234.7	244.0	792.8

Segment EBIT
- Yeast and Bakery Ingredients	—	27.5	28.1	101.7
- Herbs and Spices	—	5.8	4.7	30.9

Total	—	33.3	32.8	132.6

During the three months ended September 30, 2004, we completed the sale of our Yeast and Bakery Ingredients group and Herbs and Spices business. Consequently, these businesses have not contributed to the third quarter operating results, and the year to date operating results for these businesses remain unchanged from the first quarter.

Prior to the disposal of our Yeast and Bakery Ingredients business, our operating revenues and segment EBIT were negatively affected, when compared to the previous corresponding period, by lower prices in industrial yeast in our North American operations, which was a consequence of significant local competition. This was partially offset by increased revenues and segment EBIT generated by our Asia Pacific region due to higher volumes.

Revenues and segment EBIT in our Herbs and Spices business were lower than the prior corresponding period, primarily a result of the disposal of this business on September 3, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Developments since March 31, 2005

No events have occurred subsequent to March 31, 2005, which would have a material effect on our financial results or financial position.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2004, 2003 and 2002, as well as for the nine month periods ended March 31, 2005 and 2004. This information has been extracted from our audited consolidated financial statements for fiscal 2004 and our unaudited interim consolidated financial statements for the nine months ended March 31, 2005.

	Nine months ended March 31,			Year Ended June 30,
	2005	2004	2004	2003	2002
	(A$ million)
Net cash provided by operating activities	68.4	66.9	175.1	201.5	213.1
Net cash provided by (used in) investing activities	1,724.6	(48.8)	(14.5)	(1,946.7)	(105.8)
Net cash provided by (used in) financing activities	(1,585.1)	(93.1)	(165.6)	1,033.8	607.4

Net increase (decrease) in cash held	207.9	(75.0)	(5.0)	(711.4)	714.7

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales.

Net cash provided by operating activities for the nine months ended March 31, 2005 was A$68.4 million compared to A$66.9 million provided by operating activities for the nine month period ended March 31, 2004. This increase was due to an increase in operating cash flows before interest and tax arising from an increase in earnings from our continuing businesses. This was partially offset by a loss of operating cash flows following the sale of our Herbs and Spices business and Yeast and Bakery Ingredients group, which contributed A$27.6 million in operating cash flow in the current fiscal period, compared to A$127.9 million in the prior corresponding period. Additionally, business restructuring costs paid decreased to A$17.6 million from A$82.7 million in the prior nine month period. Borrowing costs paid decreased to A$166.9 million from A$197.3 million in the prior corresponding period, due to the repayment of our senior debt in October 2004. Interest payments made on our senior debt during the nine months ended March 31, 2005 were A$50.6 million, compared to A$70.4 million in the prior corresponding period. During the prior nine month period, we paid A$33.3 million in income taxes as part of a settlement with the Australian Taxation Office of Goodman Fielder’s tax liabilities.

Net cash provided by investing activities for the first nine months of 2005 was a net inflow of A$1,724.6 million compared with net cash used of A$48.8 million for the first nine months of fiscal 2004. This change in investing cash flows is primarily due to the receipt of cash proceeds from the sale of our Herbs and Spices business and Yeast and Bakery Ingredients group, net of cash disposed of and transaction costs paid, which totalled A$1,755.6 million in the current nine month period. During the prior nine month period, we received A$30.0 million from the recovery of vendor finance loans provided to the purchaser of Goodman Fielder’s poultry business prior to our acquisition and paid A$37.4 million in business acquisition costs.

Net cash used in financing activities for the first nine months of fiscal 2005 was A$1,585.1 million compared to A$93.1 million for the corresponding period in fiscal 2004. During the current nine months, we repaid our senior secured financing facilities from the proceeds from the sale of our Herbs and Spices business and Yeast and Bakery Ingredients group. Debt repayments in the current nine month period totalled A$1,574.8 million, compared to A$122.5 million in the prior corresponding period. During the prior nine month period, we received approximately A$50.2 million from the exercise of options into ordinary shares. The remaining unexercised options expired on August 14, 2003.

If satisfactory market conditions exist, the Group will consider on-market buy backs of its US dollar denominated indebtedness.

Capital Expenditures and Commitments

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF
OPERATIONS AND FINANCIAL CONDITION

Capital expenditures for the current nine month period totalled A$40.9 million compared to A$61.1 million in the prior corresponding period. Capital expenditures for our continuing operations totalled A$29.1 million in the current fiscal period compared to A$39.8 million in the first nine months of fiscal 2004. Since June 30, 2004, we have continued to work on efficiency projects at our Australian bakeries, as well as expansion in our snacks plants to accommodate new product developments.

Prior to the sale of our Yeast and Bakery Ingredients group and Herbs and Spices business, we incurred in the current fiscal period capital expenditures totalling A$11.8 million, compared to A$21.3 million in the nine months ended March 31, 2004.

The following table shows our cash commitments as of March 31, 2005.

	Payments Due by Period as of
	March 31, 2005
		Less than			After 5
	Total	1 year	1-3 years	3-5 years	years
	(A$ in millions )
Contractual Obligations:
Total debt (1)	1,113.6	4.3	5.5	159.5	944.3
Capital lease obligations	—	—	—	—	—
Operating leases(2)	59.4	19.1	25.2	11.7	3.4
Unconditional purchase obligations (3)	31.7	30.2	1.5	—	—

Total contractual cash obligations	1,204.7	53.6	32.2	171.2	947.7

(1)	Total debt consists of principal amounts only, based on exchange rates in effect at March 31, 2005.

(2)	Operating lease commitments are based on exchange rates in effect at March 31, 2005.

(3)	Unconditional purchase obligations consist of capital expenditure obligations and are based on exchange rates in effect at March 31, 2005.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, where possible and as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our Directors.

Interest Rate Risk

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. Our primary exposure is to interest rates in the United States, New Zealand and Australia. Our policy is to have no more than 25% of our debt exposed to movements in interest rates.

Following the repayment of our senior secured financing facilities on October 7, 2004, our debt as of March 31, 2005 totals A$1,113.6 million. Of our total debt, A$1,103.8 million has been borrowed at fixed interest rates. Our fixed interest debt is comprised of our:

•	US$100 million 9.5% senior notes due 2010;

•	US$210 million 10.75% senior subordinated notes due 2011;

•	US$400 million 9.75% senior subordinated notes due 2012; and

•	NZ$212.5 million New Zealand subordinated capital notes, of which one series matures in 2008 and bears interest at 9.75%, and the second series matures in 2011 and bears interest at 9.95%.

Other than these facilities, our debt comprises a number of smaller working capital facilities extended to certain operating companies in the Group. These facilities can bear interest at floating or fixed rates. As these amounts do not currently exceed 25% of our total debt, we have not entered into interest rate swaps to hedge our exposure to movements in interest rates on these facilities.

Following the repayment of our senior secured financing facilities on October 7, 2004, we closed out our interest rate swaps, which were previously hedging a portion of our senior secured financing facilities. The cost to close out these interest rate swaps was approximately A$9.9 million and has been recorded in the statement of financial performance for the nine months ended March 31, 2005 as part of the net gain on sale of our Herbs and Spices business and Yeast and Bakery Ingredients group. The net gain on sale of these businesses also includes a provision of A$4.7 million for the mark to market loss on certain cross-currency swap contracts, which are no longer considered effective hedges. This provision reflects the mark to market loss on the interest rate components of these contracts. Since our initial recognition of this provision, the mark to market loss has increased to A$10.9 million at March 31, 2005. In accordance with our Group accounting policies, the increase of A$6.2 million has been recorded as interest expense during the period.

In addition to our debt facilities, we currently hold a significant amount of cash on deposit, which earns interest at floating rates. Interest rates earned on these cash deposits are subject to changes in interest rates in the United States, Australia and New Zealand. We do not currently intend to hedge our exposure to movements in interest rates earned on our cash on deposit.

Foreign Currency Exchange Rate Risk

Following the sale of our Herbs and Spices business and Yeast and Bakery Ingredients group, we predominantly operate in Australia, New Zealand and the Pacific Islands. A significant portion of our revenues, expenditures and cashflows are generated, and our assets and liabilities located, in New Zealand. Additionally, a significant portion of our cash and debt is denominated, and our interest expense is incurred, in US dollars. As a result, we are exposed to risk arising from movements in foreign currency exchange rates. These risks include:

•	Financial reporting;

•	Cash flow; and

•	Specific transactions.

Financial Reporting

We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. Where practicable, we attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. Additionally, where practicable, we enter into derivative financial instruments to hedge our foreign currency exposures.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a consequence of using US dollar denominated borrowings to partially fund our acquisition of Goodman Fielder, which consisted of predominantly Australian and New Zealand dollar denominated assets, we have a significant amount of unhedged US dollar borrowings. These borrowings are partially hedged by US dollar cash on deposit, as well as certain cross-currency swap contracts. As of March 31, 2005, our unhedged US dollar borrowings are approximately US$170.0 million. Additionally, following the sale of the Yeast and Bakery Ingredients business on September 30, 2004, certain cross-currency swap contracts are no longer considered effective hedges. Under these contracts, we also have an unhedged borrowing position of approximately Euro 56 million and Canadian dollar 32 million. In accordance with our accounting policies, any unrealised foreign currency exchange gain or loss arising from the translation of these unhedged borrowings into Australian dollars is recorded in our statement of financial performance. For the nine months ended March 31, 2005, we recorded a net unrealised foreign currency exchange gain of A$29.7 million in our operating results. We continue to review our foreign currency position.

For the nine months ended March 31, 2005, we derived approximately 34% of our operating revenue from continuing operations and approximately 39% of our segment EBIT from continuing operations from sources outside of Australia. If foreign currency exchange rate movements caused the Australian dollar to increase by 10%, our segment EBIT from continuing operations before individually significant items for the nine months ended March 31, 2005 as reported in Australian dollars would have decreased by approximately A$6.6 million.

Any impact on our segment EBIT arising from foreign currency exchange rate movements is partially offset by the impact of changes in foreign currency exchange rates, principally the US dollar and New Zealand dollar, on our interest expense. If the Australian dollar appreciated by 10% against the US dollar and the New Zealand dollar, interest expense on our fixed rate debt, as reported in Australian dollars for the nine months ended March 31, 2005, would have decreased by approximately A$7.8 million.

Cash Flow

As discussed previously, we attempt to match our cash inflows and outflows by country and currency.

The impact of foreign currency exchange rate movements on our segment EBIT and interest expense, as discussed above, would have a similar effect on our operating cash flows.

Specific Transactions

If a company in the Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contract to hedge that specific transaction. As of March 31, 2005, our forward foreign exchange contracts had net unrealised mark to market gains of approximately A$0.9 million.

Commodity Risk

We are a purchaser of certain commodities such as wheat and soybean oil. We generally purchase these commodities based upon market prices that are established with the vendor as part of the purchase process. As appropriate, we enter into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. The table below sets out the market position of our commodity hedge contracts at March 31, 2005:

			Price Range		Unrealised
	Contract		(US$/tonne)		Gain/(loss)
	Type	Tonnes	Low	High	(A$ million)

Less than one year

Buy soybean oil	Futures	3,021	436.74	486.78	0.2

Credit Risk

Credit risk represents the loss that would be recognised if counterparties failed to perform as contracted.

Recognised Financial Instruments

The credit risk on financial assets, excluding investments, of our Group which have been recognised in the statement of financial position is the carrying amount, net of any provision for doubtful debts.

Unrecognised Financial Instruments

The credit risk on unrecognised derivative contracts is minimised as counterparties are recognised financial intermediaries with acceptable credit ratings determined by a recognised rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favourable to us. There was no accrued amount due to us at March 31, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date	May 9, 2005	By	/s/ Helen Golding

(Signature)*
HELEN GOLDING
Company Secretary & Group Legal Counsel

*	Print the name and title under the signature of the signing officer